FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March 2003

Commission File Number 1-14636

ABITIBI-CONSOLIDATED INC.

1155 Metcalfe Street
Suite 800
Montréal, Québec
Canada H3B 5H2
(Address of principal executive offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F __X__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABITIBI-CONSOLIDATED INC.

March 24, 2003

/s/Jacques Vachon
By: Jacques Vachon
Its: Senior Vice President, Corporate Affairs, and Secretary

2002 ANNUAL REPORT

We the people

92

ABITIBI CONSOLIDATED

2

of Abitibi-Consolidated, hold the s

se truths central to our values:


We are results-driven, focused


on doing the right things right.
Michel Lacouline
Manager, Continuous Improvement,
exhibiting the kind of determination
to the World Cycling Championship

We meet and exceed customer expect at


ations through our skill and dedication.
Sylvia Panicara
Executive Sales epresentative, Newsprint,
making sure every little detail is just right.


We hold ourselves to the


st standards of ethical behavior.

Pierre Rougeau | Senior Vice-President, Corporate Development and Chief Financial Officer, committed to integrity and openness.

We ensure long-term growth th rc

rough sustainable development.



Véronique Finn	daughter of Stéphane Finn, Analyst-programmer,
	dreaming of great things to come.




We make every dollar count.
Luc Quesnel
Beater Engineer Assistant,
weighing the options to make
the wisest possible spending decision.

FINANCIAL HIGHLIGHTS (a)

Year ended December 31
(in millions of Canadian dollars, except as noted)

	2002	2001	2000
	$	$	$
FINANCIAL SUMMARY			
Net sales	**5,122**	5,811	5,370
Operating profit from continuing operations	**182**	965	888
Net earnings for the year	**259**	106	293
Cash flows from continuing operating activities	**243**	990	1,095
Additions to fixed assets	**214**	459	521
PER COMMON SHARE			
Net earnings (basic and diluted)	**0.59**	0.24	0.76
Cash flows from continuing operating activities	**0.55**	2.25	2.85
Dividend declared	**0.40**	0.40	0.36
Book value	**7.01**	6.75	6.78
FINANCIAL RATIOS			
Return on shareholders' equity	**8.6%**	3.6%	13.1%
Net debt to total capitalization	**0.635**	0.658	0.642
Operating profit to net sales	**3.6%**	16.6%	16.5%
SHARES OUTSTANDING (in millions)			
At year end	**440**	440	440
Weighted average	**440**	440	384
SHIPMENTS			
Newsprint(1)	**4,624**	4,456	4,667
Value-added groundwood papers(1)	**1,770**	1,761	1,406
Lumber(2)	**1,759**	1,704	1,828

(1) in thousands of tonnes
(2) in millions of board feet

(a) The above financial highlights have been restated following the adoption of new recommendations and have been reclassified to conform to the year ending December 31, 2002 (including the presentation of discontinued activities). All financial data prior to April 18, 2000 represent the results of Donohue Inc. only and results of operations and assets of Abitibi-Consolidated Inc. are included in the financial statements only from that date.

Leading Through Our People



We characterize fiscal 2002 by its difficult business conditions, resulting from the slow pace of economic recovery – especially in our key U.S. markets. These circumstances put a damper on advertising, adversely affecting sales of newsprint, and placing considerable downward pressure on the demand and prices for all paper products. Moreover, despite volume growth in lumber sales, operating profits for this segment were dramatically reduced, owing to countervailing and anti-dumping duties resulting from the U.S.-Canadian softwood lumber dispute.

John W. Weaver
President and Chief Executive Officer

Richard Drouin
Chairman of the Board

Given this tough environment, it is a tribute to the extraordinary commitment and energies of the men and women throughout our organization that we were able to focus on those areas over which we exercise control and effectively address the priorities identified last year—**maintaining market leadership; paying down debt;** and **focusing on the fundamentals** through a targeted cost reduction program.

Abitibi-Consolidated was again among the industry's best in terms of earnings before interest, taxes, depreciation and amortization (EBITDA). For 2002, EBITDA equaled $846 million, equivalent to a 16.5% margin. We were able to reduce our net debt by $370 million, while managing capital expenditures to below targeted levels of 50% of amortization.



Diane Maheux
Sales Representative

That's not to say we were content with the Company's overall performance for 2002. Net earnings for the year, including non-recurring items such as profits from the sale of our Saint-Félicien mill, were $259 million, or 59 cents a share, on sales of $5.1 billion. The Company reported a loss from continuing operations of $47 million, compared to a profit of $70 million in 2001. So there remains ample opportunity for improvement. Investors can rest assured that the people of Abitibi-Consolidated remain committed to enhancing our overall performance and capitalizing on the market recovery.

On balance, the fact that we kept a handle on the fundamentals within our control over the course of 2002 attests to the effectiveness of our approach and the capabilities of our employees. This is evidenced through their effort to achieve a $100 million cost reduction target of usage costs, including fibre and energy, as well as improved productivity. Despite the market and extensive downtime, a savings of $89 million was realized last year.

We take particular pride in the fact that the Abitibi-Consolidated team was able to consistently produce some of the best quality, lowest-cost forest products in the world, from newsprint and uncoated value-added paper to lumber. We believe that our competitive edge stems largely from the commitment of people at all levels of the organization to work together in pursuit of common goals and in accordance with a common set of values. This shared corporate culture has helped us build a more efficient, responsible and dynamic Company.

Among noteworthy results in 2002 was the spin-off of 75% of the Saint-Félicien, Québec pulp mill through the SFK Pulp Fund. The divestiture was Canada's largest initial public offering of 2002. We were able to book a pre-tax gain of $364 million, with all proceeds going directly towards debt reduction. The Company reduced its annual interest payments by approximately $30 million as a result of the transaction.

Over the course of the year, we spent $214 million on capital expenditures, well below our target of $300 million. After directing $100 million to asset maintenance, we undertook a series of strategic projects including the conversion of the Thorold, Ontario mill to produce newsprint with 100% recycled content. We completed the project on schedule and below the original $50 million budget. As well, we are investing $42 million to upgrade the Baie-Comeau, Québec operation to a thermomechanical process, thereby increasing paper quality and reducing production costs and emissions. During the fourth quarter, we further announced that the newsprint machine at our Alma, Québec mill would be the next to be converted to the production of our highly successful *Equal Offset*™ grade. This project is to be completed by the first quarter of 2004 at a cost of $181 million, including capitalized interests. In 2003, we will continue to take a disciplined approach to capital expenditures, again, targeting $300 million, or less than 50% of amortization, for investments and asset maintenance for the year.

The Alma conversion reflects our strategy to increase the Company's presence in fast growing, higher value-added market segments. It should be noted that the uncoated groundwood segment had the strongest market performance of all printing and writing grades in 2002. And sales of our *Equal Offset*™ grew by 36% over the previous year. Our new Lufkin supercalendered (SC) machine continues to make strides in the marketplace, gaining a strong foothold as sales in our *ABIcal*™ grades increased by 26%.

We have similar plans for expanding our value-added products in the lumber segment. That's why, last year, we formed a joint venture with Louisiana-Pacific Canada to produce 70 million linear feet of I-joists yearly at a facility in Larouche, Québec. I-joists are an engineered wood product, used in the construction of floors in residential and commercial buildings.

In addition to penetrating new value-added product segments, we are also committed to increasing Abitibi-Consolidated's presence in Asian markets through the highly successful PanAsia joint venture. With 12% year-over-year volume growth in 2002, PanAsia can rightly be viewed as one of the Company's wisest investments. In fact, PanAsia was one of the most profitable newsprint producers in the world last year. Operating in some of the globe's fastest-growing markets, it generated EBITDA of US$ 218 million on sales of US$ 797 million. It should also be noted that in May 2002, PanAsia paid its first annual dividend of US$ 25 million to Abitibi-Consolidated.

Another important element of the Company's operational strategy is to carefully match our production with our order books. During 2002, this resulted in a total of 887,000 tonnes of capacity being temporarily idled, including one machine at each of our Texas operations (Sheldon and Lufkin), and a third machine at the Port-Alfred, Québec mill. By increasing efficiency throughout our operations, we met the needs of our customers, maintained our market share and took a diligent approach of matching supply with demand.

During 2003, we want to focus most of our downtime at the Company's highest-cost operations. This prompted the decision to idle the entire 472,000 tonnes of capacity at our Sheldon mill at the end of 2002, while announcing the restart of the idled machine at Lufkin for March 2003, in order to continue serving our Texas customers. This focused approach to downtime is expected to yield savings in the magnitude of $50 million over the course of the year.

In 2002, a significant commitment was made to our new Operating System, a comprehensive, company-wide continuous improvement initiative. Since Abitibi-Consolidated already boasts a number of the most efficient, lowest-cost paper and lumber operations in North America, the Operating System is designed to help standardize and optimize best practices at all the Company's operations, bringing us to the next level of performance excellence. Rollout of this ambitious programme, which we view as central to extracting additional value from our assets, began mid-2002.

Rewinder Operator



Eddie Clifton

As always, world-class customer service remains a crucial part of the Company's value proposition – and of our vision to be the world's preferred manufacturer and marketer of papers for communications. Unsurpassed technical expertise and an array of innovative paper grades designed to meet the diverse needs of customers around the globe are key elements of our strategy to become the supplier of choice in the industry. Ongoing customer surveys and product audits are among the tools we use to help ensure that this focus is thoroughly ingrained in the fabric of our organization.

We will ensure that customers are not only satisfied with the quality and value of our products, but also with the commitment to sustainability that is reflected throughout the product lifecycle, from tree to paper and recycling. You can learn more about Abitibi-Consolidated's commitment to sustainability later in this report, beginning on page 17.

We understand that customer satisfaction also comes from knowing you are doing business with responsible, accountable and ethical counterparts. So we expect that our customers – along with investors, employees and other stakeholders – will appreciate this organization's strong focus on integrity, transparency and sound corporate governance. Indeed, after a year marred by corporate scandals, we are pleased that in a study on governance practices conducted by the Globe and Mail –

one of Canada's leading newspapers – Abitibi-Consolidated was ranked eighth out of 270 companies listed on the Toronto Stock Exchange's S&P Index. And here again, we like to think that our high standards of corporate governance reflect the high calibre of our people.

While we are on the topic of governance, we would like to thank fellow members of Abitibi-Consolidated's Board of Directors for their leadership in corporate governance, wise counsel and support over the course of what proved to be a challenging year. Special thanks go to Gordon Gray and Earl H. Joudrie who joined the Board in 1993 and will be taking leave following this year's Annual Meeting.



Carol Quessy
Supervisor, Paper Machine

Outlook and Objectives for 2003

Despite North American newsprint demand slipping by 2.5% and overall newsprint prices down 20% compared to 2001, we were able to increase our prices in August of 2002. The increase was implemented despite industry operating rates hovering below 90% – a first for our industry.

At press time, the newsprint market continues to firm up in line with our expectations and decisions for the announced March price increase. Among positive signs were year-over-year ad lineage improvements and improved financial results posted by many of our customers.

However, there remains widespread uncertainty about the global economy. The picture is further clouded by failure to resolve the long-standing Canada-U.S. dispute over softwood lumber, although efforts in that regard were ongoing during the early months of 2003. From May 2002 until the year-end, Abitibi-Consolidated paid $44 million of countervailing and anti-dumping duties on lumber exports to the United States. We will continue to actively support efforts aimed at bringing about a fair and equitable resolution to this dispute, which undermines free trade and penalizes Canadian lumber producers.

As we continue on through 2003, a couple of things are certain – there will be new opportunities to seize and new challenges to overcome. That is why we must maintain our disciplined approach of doing the right things right. Our orientation for the balance of the year will centre on three strategic priorities that essentially pick up where we left off in 2002. These priorities are:

1. Beyond reducing debt, we will keep on pushing cash management and financial discipline to every level, from Head Office to Operations and Sales – increasing revenues, lowering costs and managing our working capital.

2. Through improved asset optimization and a move towards more focused downtime, we will continue to reduce costs while completing the implementation of the Operating System begun last year.

3. By continuing to enhance the value-proposition we offer our customers through an ongoing commitment to excellent service as well as quality and innovative products.

With a solid strategy in place, sound corporate governance and the continued support and commitment of the 16,000 people that today make up Abitibi-Consolidated, we are confident this is an organization that is capable of meeting whatever challenges may lie ahead and making good on its commitments to you and all of the Company's stakeholders.

Richard Drouin (signed)
Chairman of the Board

John W. Weaver (signed)
President and
Chief Executive Officer

Sustainability

At Abitibi-Consolidated, we understand that the long-term viability of our enterprise, the well-being of employees and the communities where we operate depends to a considerable extent on the sustainability of the resources entrusted to our stewardship. Accordingly, we take a decidedly long-term view of our actions and their impact. We constantly strive to do the right things right, whether that entails enhancing the way we manage forests, reducing emissions from our operations or deploying best practices and processes.

When it comes to sustainability, good intentions are not enough. So we make certain that Abitibi-Consolidated's commitment to sustainability is translated into concrete action plans, including a comprehensive, company-wide Environmental Management System (EMS); certification – to rigid international standards – of our forestry and manufacturing operations; and the largest newspaper and magazine recycling program in North America.

Simply put, sustainability is an integral element of Abitibi-Consolidated's approach to doing business, from strategic planning and decision-making through day-to-day operating practices. With the enthusiastic support of employees, the Company continued to move forward during 2002 as a leader in sustainable development. This section of the report is intended to give you an appreciation for our recent efforts and achievements in that regard – and for our continued sustainable approach going forward.

Our Environmental Systems
– Driving Environmental Excellence

Abitibi-Consolidated has taken a strategic approach to creating value through environmental performance. At year-end 2002, the Company was on track with an ambitious multi-year initiative to develop and implement a standardized EMS for all its operations. The system was designed to qualify for internationally recognized ISO 14001 certification – providing customers with the assurance that the Company's environmental practices conform to the most rigorous global standards.

What Constitutes an Effective EMS?

The Geneva-based International Organization for Standardization (ISO) says that, to be truly effective, an EMS ought to enable an organization to:

- establish local environmental policy;
- identify the environmental aspects arising from the organization's activities;
- identify priorities and set appropriate environmental objectives and targets;
- establish a structure and programs to implement and monitor achievements with objectives and targets.

To earn and maintain ISO 14001 certification, an organization's EMS must successfully undergo a third-party audit from an accredited registrar, and then re-audit every three years.

Environmental Management System in Manufacturing
One of our goals is to complete implementation of our EMS throughout the Company's manufacturing operations – pulp and paper mills, sawmills and power generating facilities – by the end of 2003. During 2002, four additional manufacturing facilities, at Baie-Comeau, La Doré, Mackenzie (Sites I and II) and Normandin, gained accreditation, raising the number of ISO-certified facilities to 13 of a total 43. And, we are on track to ensure that the remaining manufacturing facilities achieve certification with the only exceptions being the Lufkin and Alma mills. At these two locations, we have deferred certification until 2004, to allow for the completion of major capital modernization and conversion projects currently under way.

Manufacturing Operations with ISO Certified EMS
as of December 31st 2002:

Pulp and Paper Mills	Sawmills	Power Generating Facilities
Amos	Chibougamau	Manicouagan Power Company
Baie-Comeau	Girardville	
Belgo	La Doré	
Bridgewater	Mackenzie (Sites I and II)	
Clermont	Normandin	
Kénogami	Saint-Prime	

Forest and Environmental Management Systems – Tailored to the Specific Needs of Woodlands
In order to ensure appropriate environmental management of its many, diverse woodlands, Abitibi-Consolidated has been busy developing not one, but two Forest and Environmental Management Systems (FEMS), one tailored for Canadian forestry operations and the other for U.S. operations.

By the end of 2002, 100% of all active Canadian woodland operations, representing 96% of the entire system, had achieved ISO 14001 certification, through a FEMS that combines the requisite ISO elements with six sustainable forest management criteria defined by the Canadian Council of Forest Ministers. Those criteria include:

- conservation of biological diversity;
- ecosystem condition and productivity;
- conservation of soil and water resources;
- global ecological cycles of the forest's contribution to global processes;
- multiple benefits of the forest for society;
- and acceptance of society's responsibility in sustainable development.

We now intend to build on our ISO achievements and take forest stewardship to the next level by seeking certification under standards specific to sustainable forest management. To that end, we set a new goal during 2002, which involves certifying all of Abitibi-Consolidated's North American forestry operations with specific sustainable forest management (SFM) standards by the end of 2005.

In Canada, Abitibi-Consolidated is implementing the widely recognized Canadian Standards Association (CSA) criteria. In the United States, the Company will apply the Sustainable Forestry Initiative (SFI) standard.

The CSA standard incorporates elements that reflect the fact that Canadian forests are primarily publicly owned and hence, the standard requires considerable public input to the forest-management planning process. The SFI standard, by contrast, is better suited for the U.S. context, where more than 85% of woodlands are privately owned.

Meanwhile Abitibi-Consolidated is actively participating in the development of a Forest Stewardship Council (FSC) standard that will specifically address the requirements of Canadian Boreal forests.

Fort Frances Division is First
Early this year, the Crossroute Forest, comprised of 1.6 million hectares under the care of Abitibi-Consolidated's Fort Frances Woodlands division, was recommended for certification under the new CSA-SFM standard. Not only was Fort Frances the first division within the Company to meet the requirement for this certification, but it was also the first-ever eligible CSA-SFM certification in the province of Ontario.

Closely Watched Performance – Ensuring Environmental Performance
Careful monitoring and measuring of our environmental performance over the past few years has provided benchmarks and helped us achieve an on-going reduction in the frequency of environmental incidents. For this monitoring process, we track a key metric known as our Closely Watched Number (CWN). The CWN is defined as the sum of certain types of spills and incidents where regulated parameters are exceeded. Since 2000, we have continually raised the performance bar by targeting an improvement in our annual environmental CWN targets by 10% on a year-over-year basis. For 2002, that translated into a target of no more than 52 environmental incidents. However, we managed to exceed that objective by a substantial margin, cutting the number of such incidents by 45% from last year, to 34.



A Proactive Approach to Climate Change

Abitibi-Consolidated shares the view widely held by leading scientists and international bodies that climate change is a reality, which must be addressed. We agree that action must be taken to reduce greenhouse gas (GHG) emissions, both in our industrial operations and in our homes and offices.

Moreover, we are aware that climate-change policy initiatives by governments at various levels in Canada and the United States could have a significant impact on many aspects of the Company's business. Areas potentially affected by such legislative and regulatory measures include energy, transportation and forest management. They could also result in increased administrative and regulatory requirements that would serve to erode our overall cost competitiveness. Mitigating the effects related to the management of these issues is one reason why Abitibi-Consolidated has taken a proactive approach to climate change.

Our Canadian pulp & paper mills have reduced CO_2 equivalent emissions by nearly 28% since 1990.

To that end, we are pleased to note that the Company's Canadian pulp and paper mills have achieved a reduction of almost 28% in CO_2 equivalent emissions since 1990. Furthermore, despite an increase in production of nearly 10%, specific energy usage – that is the amount of energy utilized per tonne of production – has decreased by 6% over the same period of time. For up-to-date information on Abitibi-Consolidated's on-going program to reduce GHG emissions, visit our Website at www.abitibiconsolidated.com.

Protecting Waters

Effluent-Treatment Project Positions Lufkin on Leading Edge

Reducing mill effluent, the process water that exits manufacturing facilities, is another of the Company's top environmental-management priorities. A $25-million project currently under way at the Lufkin, Texas mill positions Abitibi-Consolidated clearly on the leading edge of our industry in terms of protecting our waters.

The Lufkin facility has been operating an efficient secondary treatment plant for more than 30 years. Treated effluent from the mill flows to the nearby Angelina River and Sam Rayburn Lake – waters that recently have been designated by the U.S. Environmental Protection Agency (EPA) as "high aquatic life use", meaning they must be specially protected. As a consequence of this designation, Abitibi-Consolidated worked with suppliers and researchers and found an innovative tertiary treatment technology – fine filtration – that would enable us to meet the rigorous new standards. Upon completion of the project, the Lufkin mill will have one of the lowest discharge limits of any kraft-process mill in the world.

Environmental Audits – Involvement at All Levels

The primary purpose of Abitibi-Consolidated's Environmental Audit Program, which measures environmental management and performance, is to ensure that all divisions are aware of incidents of non-compliance and that they implement corrective action plans as required. Over the past five years, every division has been audited under the auspices of this comprehensive corporate program.

However, certification of divisional EMS's to a common ISO 14001 standard throughout the Company's operations provided an opportunity for divisions to take ownership of the audit process, as well as responsibility for the requisite follow-up. A revised audit program reflecting this new, decentralized approach was developed during 2002 with the help of all divisions. It was approved by the Environmental, Health and Safety (EH&S) Committee of Abitibi-Consolidated's Board of Directors in September 2002 and is now in effect. Each division is responsible for reporting the results of their environmental audit, through a senior vice-president, to the Board's EH&S Committee.

This is another example of the Company's constant evolution in terms of environmental performance. Involvement at all levels, including accountability at the division level, brings added rigor and efficiency and will be key to our organization's continued success and ongoing leadership in the area of environmental stewardship.

Closing the Loop Through Recycling

Abitibi-Consolidated's role as **The Full-Circle Recycler®** is yet another reflection of our across-the-board commitment to sustainability and solid corporate citizenship. We produce the newsprint on which many of your favorite newspapers and magazines are printed. You read them and then drop them off at a **Paper Retriever®** location in your neighborhood or office – and we close the loop by transporting the recyclable papers back to the Company's mills to be recycled and used again.

With operations in a number of major U.S. and Canadian cities, Abitibi-Consolidated ranks as the largest recycler of newspapers and magazines in North America. To give you some idea of the magnitude of our recycling initiatives, our objective in 2003 is to recover more than 2.2 million tonnes of recyclable paper – thereby diverting 5.5 million cubic meters of material that could otherwise wind up in landfills. That's not counting half a million more tonnes of recyclable paper we collect each year through our many other drop-off initiatives in the United Kingdom.

In North America, the Company operates the Paper Retriever® program which involves collecting paper in special, highly visible bins, as part of a community-based endeavor that reaches into more than 6,000 schools, churches and non-profit organizations. The paper collected is directed to processing centres, where it is sorted into various grades and prepared for shipment. It is then routed to de-inking facilities and on to our mills, where it is utilized to manufacture recycled-content newsprint.

Partnerships with major publishers and other media help educate communities on environmental awareness and the benefits of Paper Retriever®. Abitibi-Consolidated recycling representatives distribute educational curriculum and other materials to participating organizations to help develop student environmental stewardship and support the paper-recovery efforts.

To learn more about starting a Paper Retriever® program please visit www.paperretriever.com.

Connecting with Communities

Taking a long-term view of things also entails contributing to the sustainability and vitality of the communities where Abitibi-Consolidated has a presence – and where our people live, work and raise their family.

The Company and its employees pride themselves on their track record of being a force for good in the community, of pitching in with financial support, donations in-kind or simply generous allocations of their own time and energy.

For instance, over the past five years, Augusta Newsprint has constructed two entire houses and helped complete three others for the Habitat for Humanities program, which provides housing for families in need.

Our commitment to connect with communities takes many forms and touches on everything from healthcare and education to sustainable development.

In 2002, the Company contributed to forestry-related university endowment funds, The Canada – U.S. Fulbright Scholarship Program, various regional hospitals, organizations committed to expanding access to recycling and a host of other meaningful causes.

In Arizona, for example, following devastating forest fires, the Company donated US $25,000 of lumber to rebuild a local fire station as well as a centre for seniors. Meanwhile, the training centre at our Lufkin, Texas mill was turned into a TV studio for the regional edition of the annual Jerry Lewis Muscular Dystrophy Labor Day Telethon, which locally raised US $131,000. In Amos, Québec, employees made good on a pledge to contribute $50,000 over five years for the purchase of medical equipment at the local hospital. And our Kenora, Ontario operations signed on as a sponsor of "Risk Watch", an injury-prevention curriculum for children from preschool through the eighth grade.

These are just a few examples, typical of the many worthwhile community endeavours that the Company and its employees partnered to support over the course of the past year.

Occupational Health and Safety

In 2002, we achieved significant progress in the Company's health and safety performance in all of our business segments. A strategic plan, submitted to and accepted by the Health, Safety and Environment Committee and the Board of Directors, was a key element in this success. During last year, we changed direction in our prevention-management philosophy. This change was based on three distinct areas, in line with our Company values:


Results

Protecting employees' health and ensuring their safety is an integral part of management responsibilities, and our managers have shown leadership through tangible initiatives, deployed at our safety-conscious facilities. The key to health and safety management is thoroughness and strict adherence to safety regulations. All of our employees are committed to taking the extra time and making the effort to ensure that we are operating safe facilities.

Noteworthy Efforts and Results:

In 2002, we reduced our total frequency of accidents to 3.3, exceeding our set objective of a 10% annual decrease of health and safety incidents. Four Company operations successfully completed 2002 without a single accident, involving lost time or requiring limited duty work assignments: Champneuf Woodlands (Abitibi, Québec), Mackenzie Woodlands (British Columbia) as well as La Doré and Saint-Prime operations (Lac Saint-Jean, Québec). Our results outperformed the competition in all three segments of Company operations. We are proud of these results and the Company's continued positive trend towards reducing health and safety risks.

Last year, we recognized the performances of operations in each of our business sectors:

Best performance pulp & paper	> Snowflake paper mill
Best performance sawmills	> Mackenzie sawmills
Best performance woodlands	> Newfoundland woodlands
Most improved operation	> Baie-Comeau paper mill

Total Accident Frequency


4.5
1996
2002

The measurement indicator used by Abitibi-Consolidated is Total Accident Frequency, which corresponds to the number of accidents involving lost time or requiring limited duty work assignments, multiplied by 200,000, divided by the number of hours worked.

We are proud of the ongoing improvement in our results – an encouraging trend.

Objectives for 2003

Our goal is to improve our results by 10% each year throughout our operations. Each division will submit an annual strategic action plan in the area of health and safety that will be approved by their respective vice-president.

We are committed to promoting and protecting our employees' health and safety. Beyond laws and regulations, we care about the people who work by our side. It's our duty to protect them.



Canada
Québec – Newfoundland
Abitibi-LP Enginering Wood Inc. RM
Saint-Fulgence S
Port-Alfred N VA
Saint-Prime S RM
Outardes S
Baie-Comeau N
Manicouagan H
Star Lake H
Grand Falls H N VA
Stephenville N
S Chibougamau
S La Doré
S Saint-Thomas
S Opitciwan
S Girardville/Normandin
S Comtois
N Amos
S Champneuf
S Senneterre
S Roberval
VA N Alma
VA Kénogami
VA N Belgo
Petit-Saguenay S
Petit-Paris S
Saguenay S
Gestofor S
Clermont N
Saint-Hilarion S
Beaupré VA
Hydro Saguenay H
Château-Richer RM
La Tuque S
Laurentide VA



Canada
Iroquois Falls N VA H
Fort William VA
Toronto R
Thorold N
Fort Frances VA P H
Kenora N VA H



Canada
Mackenzie N S C

N Newsprint	VA Value-Added Papers	S Sawmill	RM Remanucfacturing Mill
H Hydroelectric Power	R Recycling Centre	C Cogeneration	


United States
Chicago R
Kansas City R
St. Louis R
Tulsa R
Augusta Newsprint N
Chandler R
Snowflake N C
Arlington R
Alabama River N
San Antonio R
Houston R
Sheldon N C
Lufkin N VA C


United Kingdom
Bridgewater N
Cheshire R


Asia
Cheongwon, South Korea* N
Jeonju, South Korea* VA N
Shanghai, China* N
Singburi, Thailand* N
*Pan Asia Paper Company

We serve our global customers in:
Algeria • Argentina • Aruba • Australia • Bangladesh • Barbados • Belgium • Bermuda • Brazil • Canada • China • Colombia • Costa Rica • Curacao • Dominican Republic • Ecuador • Egypt • El Salvador • France • Germany • Greece • Guadeloupe • Guatemala • Haiti • Holland • Honduras • India • Indonesia • Iran • Ireland • Israel • Italy • Japan • Jordan • Kuwait • Lebanon • Libya • Luxembourg • Malaysia • Malta • Martinique • Mexico • Morocco • Myanmar • Nepal • Nicaragua • North Korea • Norway • Pakistan • Panama • Peru • Philippines • Portugal • Puerto Rico • Saudi Arabia • Singapore • South Korea • Spain • Sri Lanka • St. Marteen • Sweden • Taiwan • Thailand • Trinidad and Tobago • Turkey • United Kingdom • United States • Uruguay • Venezuela • Viet Nam

AT-A-GLANCE PULP AND PAPER MILL INFORMATION

As at December 31, 2002
(in thousands of tonnes)

Mills	Paper Machines	Newsprint	SC Papers	Alternative & *Equal Offset*™ & Hi-Brite	Directory Paper	Specialty, Bulky News and Other	Market Pulp	Total Value-Added Papers & Pulp	Total Mill Capacity
Canada									
Alma (Québec)	3	173			132			132	305
Amos (Québec)	1	204						–	204
Baie-Comeau (Québec)	4	583						–	583
Beaupré (Québec)	2			216				216	216
Belgo (Québec)	4	284				95		95	379
Clermont (Québec)	2	356						–	356
Fort Frances (Ontario)	3		71	208			106	385	385
Fort William (Ontario)	1			138		12		150	150
Grand Falls (Newfoundland)	2	209				5		5	214
Iroquois Falls (Ontario)	2	248				45		45	293
Kénogami (Québec)	2		191					191	191
Kenora (Ontario)	2	153		76		20		96	249
Laurentide (Québec)	2		352					352	352
Mackenzie (British Columbia)	1	184						–	184
Port-Alfred (Québec)	4	356				36		36	392
Stephenville (Newfoundland)	1	192						–	192
Thorold (Ontario)	2	427						–	427
		3,369	614	638	132	213	106	1,703	5,072
United States									
Alabama River (Alabama)(1)	1	130						–	130
Augusta (Georgia)(1)	2	221						–	221
Lufkin (Texas)	2	175	212					212	387
Sheldon (Texas)	3	468						–	468
Snowflake (Arizona)	2	338						–	338
		1,332	212	–	–	–	–	212	1,544
International									
Bridgewater (United Kingdom)	3	276						–	276
Jeonju (South Korea)(1)(2)	6	435			65			65	500
Cheongwon (South Korea)(1)(2)	1	93						–	93
Shanghai (China)(1)(2)	1	70						–	70
Singburi (Thailand)(1)(2)	1	62						–	62
		936	–	–	65	–	–	65	1,001
		5,637	826	638	197	213	106	1,980	7,617

(1) Capacity figures shown reflect our proportionate share ownership.

(2) PanAsia operations.

AT-A-GLANCE LUMBER INFORMATION

As at December 31, 2002

	Facilities	Share of Production Ownership	Capacity (MLf)	Capacity (MBf)
Sawmills				
Québec				
Abitibi Region	3	100%		327
Lac-Saint-Jean Region	6	100%		701
	1	50%		45
	1	45%		14
Saguenay Region	1	100%		75
	1	50%		25
Mauricie Region	1	100%		121
	1	82%		63
	1	43%		17
North-Shore Region	2	100%		290
Charlevoix Region	2	100%		65
British Columbia				
Mackenzie Region	2	100%		392
Total – Sawmills	22			2,135
Remanufacturing and Engineered Wood Facilities				
Lac-Saint-Jean Region	1	100%		67
	1	50%	35	
Charlevoix Region	1	100%		75
Total – Remanufacturing and Engineered Wood Facilities	3		35	142

AT-A-GLANCE HYDRO INFORMATION

As at December 31, 2002

	Manicouagan Power Company (Baie-Comeau)	Star Lake Hydro Partnership (Grand Falls)	Grand Falls	Fort Frances	Kenora	Iroquois Falls	Hydro Saguenay (Alma and Kénogami)	Total
Ownership (%)	60	51	100	100	100	100	100	
Capacity (MW)	326	15	61	27	15	80	145	669
Share of capacity (MW)	196	8	61	27	15	80	145	532
Generation (MWh)	2,824,899	140,143	409,373	141,292	75,877	487,501	949,297	5,028,382
Share of generation (MWh)	1,694,939	71,473	409,373	141,292	75,877	487,501	949,297	3,829,752
Share of generation received (MWh)	646,062	71,473	409,373	141,292	75,877	487,501	949,297	2,780,875
Average power price market reference ($CDN/MWh)								40
Average generation cash cost ($CDN/MWh)								9
Impact on EBITDA (in millions of $CDN)								88

Volatility in pricing and the deregulation of the electricity market in Ontario demonstrate the importance of our hydroelectric generation facilities to our strategy of being a low cost producer. In 2002, producing a portion of our own electricity allowed us to avoid approximately $88 million in the cost of products sold. We are constructing 13MW of additional generation at our Iroquois Falls division and 15MW at our Grand Falls division.

Overview and Highlights of 2002

Abitibi-Consolidated is a global leader in newsprint, uncoated groundwood papers and lumber. We are a team of 16,000 people supplying newspapers, publishers, commercial printers, retailers, cataloguers and builders in more than 70 countries from 27 paper mills, 22 sawmills, 1 engineered-wood and 2 remanufacturing facilities located in Canada, the U.S., the U.K., South Korea, China and Thailand. The Company also operates 10 recycling centres.

Abitibi-Consolidated is one of the lowest-cost producers in North America and Asia annually marketing approximately 6 million tonnes of newsprint including third parties' volume, nearly 2 million tonnes of value-added groundwood papers and 2.3 billion board feet of lumber.

$259 Million Net Earnings

Abitibi-Consolidated realized net earnings of $259 million on net sales of $5.1 billion in 2002 compared to net earnings of $106 million on net sales of $5.8 billion in 2001. The Company's loss from continuing operations amounted to $47 million in 2002 compared to earnings from continuing operations of $70 million in 2001.

On a per share basis, the Company recorded net earnings of $0.59 in 2002 compared to $0.24 the previous year. The loss from continuing operations amounted to $0.11 per share compared to earnings from continuing operations of $0.16 per share in 2001. The weighted average number of shares outstanding remained constant at 440 million during these periods.

The Company's decrease in net sales is mainly attributable to lower prices for newsprint and value-added groundwood papers partly offset by higher sales volume in all segments, primarily in newsprint due to the acquisition of an additional 16.67% ownership in Pan Asia Paper Company (PanAsia) in August of 2001.

The reduction of $117 million in earnings from continuing operations resulted mainly from a reduction in operating profit from continuing operations of $783 million partly offset by a reduction in financial expenses of $26 million, a gain of $54 million on translation of foreign currencies compared to a loss of $265 million in 2001, an income tax recovery of $181 million in 2002 compared to an expense of $84 million in 2001 and the elimination in 2002 of goodwill amortization of $40 million.

Sale of Saint-Félicien Pulp Mill

In August 2002, the Company sold its northern bleached softwood kraft ("NBSK") pulp mill located in Saint-Félicien, Québec to a member of a group of entities controlled by SFK Pulp Fund (collectively, "SFK") for a total consideration valued at $693 million. The consideration consisted of $544 million in cash and a 25% interest through a holding of class "B" units. The Company's interest in SFK is subordinated, in respect of monthly cash distributions, to the SFK units offered to the public until December 31, 2003. Of the cash proceeds, $16 million was reserved to maintain, until December 31, 2003, the level of monthly distributions that would have been payable on all publically-held SFK units had the Company held and retained an indirect economic interest of 41%. Excluding the subordination, the Company realized a pre-tax gain of $364 million on disposal of 75% of the pulp mill.

At the closing of the transaction, Abitibi-Consolidated entered into a 20-year fibre supply agreement with SFK to maintain the mill's current wood chip supply.

More information is presented in note 3 of the Notes to Consolidated Financial Statements.

Rationalization/Conversion of Newsprint Capacity

In 2002, excluding PanAsia, the Company took 887,000 tonnes of market-related downtime in order to adjust production according to its order books. The downtime was mainly taken from the idling of three machines, one at each of the Lufkin and Sheldon mills in Texas and one at the Port-Alfred mill in Québec. The remaining downtime was taken through temporary shutdown at all locations. This compares to 796,000 tonnes taken in 2001.

On December 11, 2002, the Company announced it would convert the newsprint machine at its mill in Alma, Québec to produce the Company-developed product known as *Equal Offset*™. The total cost of the project is estimated at $181 million, including capitalized interests, to be spent over the next two years. Abitibi-Consolidated also announced the indefinite idling of its operations at the Sheldon, Texas newsprint mill. With these actions, the Company will permanently convert 170,000 tonnes of annual newsprint capacity and indefinitely idle 472,000 tonnes of higher cost newsprint capacity, thereby improving its overall cost structure and adjusting its production to its order books. During the first quarter of 2003, the Company expects to resume production at its currently idled newsprint machine in Lufkin, Texas.

Price Movements

In 2001, industry prices for newsprint initially increased by US$50 per tonne effective March 1, but prices declined thereafter from May to December 2001 by close to US$150 per tonne. In 2002, pricing continued to decline by approximately US$60 per tonne through the first eight months of the year. In June 2002, a US$50 per tonne price increase was announced effective August 1, 2002. By the end of November 2002, US$35 per tonne of the announced price increase had been successfully implemented. Newsprint prices in 2002 were down approximately 20% compared to 2001. On January 24, 2003, an additional US$50 per tonne price increase was announced effective March 1, 2003. Newsprint prices in international markets, with the exception of European countries, have followed the same trend during the year. In 2002, contract prices in Europe declined an average of 12.5%.

Industry prices for uncoated groundwood grades declined an average of 5% through the year.

Lumber prices in North America were lower in 2002 than the previous year, despite the healthy demand in the United States. Average prices for the fourth quarter of 2002 hit a 10-year record low.

Cost Improvements

Abitibi-Consolidated set a target of reducing its costs in 2002 by $100 million compared to 2001. All the Company's locations implemented cost improvement initiatives to reduce material usage and/or increase machine productivity. At the end of the year, the Company had realized $89 million in cost reductions. Lower productivity caused by market-related downtime was the main factor for the Company not achieving its original goal. The Company intends to pursue cost reduction initiatives in 2003.

Changes to PanAsia Shareholder Agreement

On May 10, 2002, the Company and Norske Skog of Norway amended the Shareholders' Agreement of PanAsia to better suit a dual ownership structure following the exit of Hansol Paper from the joint venture in August 2001. PanAsia paid a dividend of US$25 million to each of its two shareholders on May 15, 2002.

Creation of a Joint Venture to Produce Engineered Wood

On November 7, 2002, Abitibi-Consolidated and Louisiana-Pacific Canada Ltd. formed a joint venture to produce I-joists, used mainly in residential and commercial floor construction. The new mill, with annual production capacity of 70 million linear feet, will be located in Larouche, in the Lac-Saint-Jean region of Québec. Abitibi-Consolidated and Louisiana-Pacific will each own 50% of the joint venture and invest a total of $15 million.

Dividends

Dividends paid in 2002 amounted to $176 million, the same level as in 2001. The Board of Directors declared regular dividends of $0.10 per share, or $44 million, in each quarter of 2001 and 2002.

Summary of Results from Continuing Operations

As previously mentioned, Abitibi-Consolidated sold its pulp mill in Saint-Félicien, Québec which represented approximately 80% of its market pulp capacity. Consequently, the Company has removed the results of the mill from its continuing operations.

Net sales reached $5.1 billion in 2002 compared to $5.8 billion in 2001. Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to $846 million or 16.5% of net sales, compared to $1,621 million, or 27.9% of net sales, in 2001.

Operating Profit from Continuing Operations
(in millions of dollars)

	2002	2001
	$	$
Newsprint	–	636
Value-added groundwood papers	136	317
Lumber	46	12
Total	182	965

Financial expenses totalled $444 million in 2002 compared to $470 million in 2001. The reduction is primarily attributable to lower interest expenses due to lower interest rates, debt repayment following the sale of the Saint-Félicien mill and interest earned on a favourable litigation settlement. These elements were partly offset by a premium paid on debt repayment.

Gain on translation of foreign currencies amounted to $54 million in 2002 as a result of a strengthening year-end Canadian dollar compared to the U.S. currency. In 2001, the Company recorded a loss on translation of foreign currencies of $265 million mainly due to a weaker year-end Canadian dollar compared to the U.S. currency on the Company's debt denominated in U.S. dollars.

Other expenses in 2002 include $9 million in fees related to the securitization programs representing a reduction of $17 million compared to the previous year, mainly due to lower program cost, which is based on LIBOR. In 2001, the Company realized a gain of $10 million on the disposal of a short-term investment.

Income tax recovery during the year amounted to $181 million of which $64 million ($42 million in the fourth quarter) is primarily due to a reduction arising from a re-evaluation of future income tax assets and liabilities. In 2001, the Company recorded an income tax expense of $84 million.

Newsprint

Operating Results

Net sales of newsprint were $2,915 million in 2002, compared to $3,502 million in 2001. Operating profit from continuing operations broke even in 2002, and $636 million, or 18.2% of net sales, in 2001. The reduction in net sales is mainly attributable to lower average prices year over year, partly offset by higher sales volume and a weaker average Canadian dollar compared to the U.S. currency.

The average newsprint mill net decreased to $631 per tonne in 2002, a reduction of 20% from the previous year. The Company's shipments totalled 4,624,000 tonnes compared to 4,456,000 tonnes sold in 2001. The increase in volume is mainly due to higher sales from PanAsia resulting from the acquisition, in August 2001, of an additional 16.67% ownership in the joint venture. In 2002, excluding PanAsia, the Company took 887,000 tonnes of market-related downtime in order to adjust production to its order books. This compares to 796,000 tonnes taken in 2001.

The Company's newsprint cost of products sold decreased to $517 per tonne or by 1% in 2002 compared to the average cost of $522 per tonne in 2001. The reduction is mainly attributable to lower material usage related to the cost improvement initiatives, lower wood chip prices and better use of low-cost mills in the Company's market-related downtime. These elements were partly offset by material price increases mainly in waste paper and the translation, into a weaker average Canadian dollar, of the manufacturing costs at U.S. mills.

In 2002, the Company amortized the new machine in Lufkin, Texas for twelve months compared to only three months in 2001. In the fourth quarter of 2002, the Company wrote off the remaining book value of $12 million of the Thorold thermomechanical (TMP) pulp mill following the start-up of the 100% de-inked plant. In 2001, following the closure of the Sheldon thermomechanical pulp mill, the Company wrote off its remaining book value of $33 million.

Distribution of Newsprint Sales:


2002
United States 50%
Europe 18%
Asia 15%
Canada 8%
Latin America 6%
Other Countries 3%


2001
United States 56%
Europe 15%
Asia 10%
Canada 9%
Latin America 8%
Other Countries 2%

Newsprint Market

According to the Pulp and Paper Products Council (PPPC), North American newsprint demand declined by 2.5% in 2002 from the 2001 level as a result of continued difficult economic conditions and a decline in advertising and editorial pages in newspapers. The average North American operating rate was 89%, compared to 90% in 2001. North American imports decreased marginally to 199,000 tonnes, while exports decreased 2.1% to 2,615,000 tonnes.

At the end of 2002, total producers' and customers' newsprint inventories were 42,000 tonnes lower than at the end of 2001 and U.S. dailies' stocks stayed flat at 41 days of supply. The Company employed disciplined inventory management in 2002 in order to match output with its order books, and by year-end inventories were approximately 30% below 2001 year-end levels. At the end of the year, the Company's North American inventory level was at a record low since the Donohue acquisition and the international inventory level was in line with minimum requirements to service European customers and meet vessels' schedules.

North American newsprint industry pricing declined through the first eight months of the year, but started to increase through the balance of the year following a price increase announcement effective August 1, 2002. Industry prices declined an average of 12% through August, and recovered by 8% through December. At the end of the year, industry published transaction price stood at US$480/tonne, 5% below the year-end 2001 price. Contract prices in Europe declined by an average of 12.5%.

Management currently expects North American demand to remain flat to slightly positive in the first half of 2003, before a moderate recovery is expected in the second half. The Company expects total 2003 consumption to be higher than 2002 but in the low single-digit percentage points. The key risk factors to a demand recovery are the strength of the North American economy, particularly advertising expenditures, and the economic impact of any military conflict. Management expects demand in Europe to remain approximately the same for 2003. The main risk factor to demand in Europe is the potential for economic conditions to deteriorate. The Company believes that announced capacity reductions in North America, partly offset by additions in other parts of the world, could lead to a more balanced supply/demand situation.

Change in Capacity

On December 11, 2002, the Company announced the conversion of its newsprint machine at its mill in Alma, Québec to the Company-developed product known as *Equal Offset*™. Abitibi-Consolidated has also announced the indefinite idling of its operations at its Sheldon, Texas newsprint mill. With these actions, the Company is permanently converting 170,000 tonnes of annual newsprint capacity and indefinitely idling an additional 472,000 tonnes of higher cost newsprint capacity as part of its focused downtime strategy, thereby improving its overall cost structure and better adjusting production to its order books.

Value-Added Groundwood Papers

Operating Results

Net sales of value-added groundwood papers were $1,541 million in 2002, compared to $1,717 million in 2001. Operating profit from continuing operations for the same periods was $136 million, or 8.8% of net sales, and $317 million, or 18.5% of net sales, respectively. The decrease in net sales is attributable to lower average mill nets.

The average mill net for value-added groundwood papers declined 11% to $871 per tonne in 2002 compared to the previous year, due mainly to lower prices for all products in the segment, partly offset by a weaker average Canadian dollar compared with the U.S. currency. The Company's shipments of value-added groundwood papers totalled 1,770,000 tonnes in 2002, compared to 1,761,000 tonnes in 2001.

The Company's cost of value-added groundwood papers sold decreased by 2% in 2002 compared with the previous year. The reduction is mainly attributable to lower material usage, lower wood chips and purchased pulp prices, partly offset by the translation into a weaker average Canadian dollar of the U.S. mill manufacturing costs.

Shipments of Valued-Added Groundwood Papers
(in thousands of tonnes)

	2002	2001
SC, Soft-Nip papers	**728**	667
Alternative & *Equal Offset*™ and Hi-Brite papers	**645**	648
Directory papers	**129**	150
Specialty papers	**187**	211
Market pulp	**81**	85
Total	**1,770**	1,761

ABIcal™ Grades (Supercalendered ("SC") and Soft-Nip)

According to the PPPC, demand for glossy grades increased 4.7% in 2002. Dominated by retail inserts and flyers, this segment was less impacted by the weak economic environment and was positively impacted in 2002 by grade switching from other paper grades, notably from coated groundwood and lower-end uncoated groundwood papers. Shipments of the Company's *ABIcal*™ grades increased by 26% or 78,000 tonnes, due to the continued introduction of the Lufkin mill's product into the market. Prices for *ABIcal*™ grades declined gradually through the year due principally to capacity additions in these grades, which adversely affected the supply/demand balance.

The Company believes that demand should continue to improve in 2003 as economic conditions improve. Increased advertising expenditures should positively affect the demand for value-added papers used for inserts, flyers, catalogues and magazines. While recent capacity additions will continue to put pressure on these grades, the impact on the supply/demand balance should be smaller than in 2002.

Distribution of Value-Added Groundwood Papers Sales:


2002
United States 82%
Canada 12%
Other Countries 6%


2001
United States 82%
Canada 11%
Other Countries 7%

ABIoffset™ and ABIbrite™ Grades

The Company continues to be successful with its *ABIoffset™* grades consisting of *Alternative Offset™* and *Equal Offset™*. Sales of *Alternative Offset™* increased by 9% or 17,000 tonnes, and sales of *Equal Offset™* increased by 36% or 22,000 tonnes. The Company in December announced a plan to expand capacity of the *Equal Offset™* grade at its Alma, Québec, paper mill. The capacity will come on-stream in 2004. Demand for *ABIbrite™* grades was negatively impacted by the economy, substitution to other paper grades and reduced export sales. Pricing for these grades declined through the first half of the year, and stabilized in the second half.

The Company believes that demand for *Alternative Offset™* and *Equal Offset™* will continue to increase as the brands gain awareness in the market and new end-use applications are found. Demand for *ABIbrite™* grades should also improve in 2003 as economic conditions improve.

ABIlite™ Grades (Directory)

According to the PPPC, demand for directory paper declined marginally in 2002, by 1% or less than 10,000 tonnes. Shipments of the Company's *ABIlite™* product decreased by 21,000 tonnes in 2002. Shipments in 2001 included 32,000 tonnes of the spun-off Wayagamack mill in Trois-Rivières, Québec. Directory contract prices held steady through the year.

The outlook for 2003 remains positive as alternative electronic media continue to have minimal impact and directories continue to be used by advertisers to reach consumers.

Change in Capacity

On December 11, 2002, the Company announced the conversion of the newsprint machine at its mill in Alma, Québec to produce *Equal Offset™* paper. Abitibi-Consolidated is investing $181 million, including capitalized interests, over the next two years to convert this Alma machine to produce annually up to 230,000 tonnes of *Equal Offset™*. Production is expected to start in the second quarter of 2004.

Lumber

On April 2, 2001, certain U.S. industry and trade groups filed petitions with the U.S. Department of Commerce (USDOC) and the U.S. International Trade Commission (USITC) for the imposition of anti-dumping and countervailing duties on softwood lumber imported from Canada.

In response to the petitions, the USITC instituted a preliminary injury investigation and the USDOC instituted anti-dumping and countervailing duty investigations. On May 16, 2001, the USITC determined that there was a reasonable indication that an industry in the United States was threatened with material injury by reason of imports from Canada of softwood lumber, that were alleged to be subsidized and sold in the United States at less than fair value. On August 9, 2001, the USDOC issued its preliminary affirmative determination that countervailable subsidies were being provided to producers and exporters of certain softwood lumber products from Canada and the USDOC imposed a preliminary duty rate of 19.31% to be posted by cash deposits or bonds on the net sales amount of softwood lumber to the U.S. on or after August 17, 2001. The USDOC also determined that there was a reasonable basis to believe that the conditions of Critical Circumstances were met. In accordance with U.S. law, the Company posted bonds to secure the duty assessed in respect of the Company's net sales to the U.S. of softwood lumber from August 17, 2001 to December 15, 2001.

On October 31, 2001, the USDOC issued its preliminary affirmative determination in its anti-dumping case that the Company is selling softwood lumber products in the U.S. below cost or below prices received in Canada and the USDOC imposed a preliminary duty rate of 13.64% to be posted by cash deposits or bonds on the net amount of softwood lumber to the United States. The USDOC also determined that there was no reasonable basis to believe that the conditions of Critical Circumstances were met. In accordance with U.S. law, the Company posted bonds to secure the duty assessed in respect of the Company's net sales to the U.S. of softwood lumber from November 6, 2001 to March 31, 2002.

On March 22, 2002, the USDOC issued its final determinations and imposed countervailing duty of 19.34% (revised to 18.79%) and Company specific anti-dumping duty of 14.6% (revised to

12.44%) on Canadian softwood lumber imports. The USDOC also determined that there was no condition of Critical Circumstances. In accordance with U.S. law, the Company posted bonds to secure the anti-dumping duty assessed in respect of the Company's net sales of softwood lumber to the U.S. from April 2, 2002 until May 5, 2002.

On May 22, 2002, the USITC determined that an industry in United States was threatened with material injury by reason of imports from Canada of softwood lumber. Consequently and effective on the same date, this determination confirmed the countervailing duty of 18.79% and Company specific anti-dumping duty of 12.44% on Canadian softwood lumber imports but with no retroactive effect.

On September 27, 2002, the World Trade Organization (WTO) rendered its preliminary decision on the countervailing duty imposed by the USDOC on softwood lumber imported from Canada, in which it ruled in Canada's favour.

On January 6, 2003, the USDOC issued a draft discussion paper in an attempt to reach a negotiated settlement of the dispute between Canada and the United States. If a negotiated settlement is not reached, WTO and North American Free Trade Association (NAFTA) panels are expected to render their decision during the first half of 2003.

The Company will continue to advocate against what it believes are unfair and inequitable determinations through the formal litigation process with the WTO and NAFTA, and will continue to support Canada's engagement in negotiations.

For accounting purposes, the Company had provisioned, in 2001, a pre-tax amount of $13 million in its financial statements for the period from August 17, 2001 to December 15, 2001 representing the amount calculated at the preliminary countervailing duty rate determined by the USDOC of 19.31%. The Company had not provisioned any amount for the period from May 19, 2001 to August 16, 2001, as management believed that the likelihood of Critical Circumstances was not determinable at that time. Also, the Company had provisioned a pre-tax amount of $5 million in its financial statements for the period from November 6, 2001 to December 31, 2001 representing the amount calculated at the preliminary 13.64% anti-dumping rate determined by the USDOC. In 2002, the Company reversed its previously established provision as the USITC concluded that U.S. producers had not suffered "injury" but only a "threat of injury". On May 22, 2002, the Company began paying the duties according to the new levies and has paid and expensed $44 million of countervailing and anti-dumping duties for the year 2002.

Operating Results
Net sales of lumber increased to $666 million in 2002, compared to $592 million in 2001. Operating profit for the periods were $46 million and $12 million respectively. The increase in net sales results from higher sales volume and mill nets.

The average mill net for lumber increased to $378 per thousand board feet in 2002 compared to $347 per thousand board feet in 2001. The increase in mill net is attributable to the reversal, in 2002, of the provision taken in 2001 related to countervailing and anti-dumping duties, a weaker average Canadian dollar compared with the U.S. currency and higher duty-free Canadian sales levels partly offset by lower lumber prices. The Company's shipments totalled 1,759 million board feet in 2002, compared to 1,704 million board feet in 2001.

Cost of products sold in the Company's lumber segment increased by 5% compared to 2001, mainly due to lower wood chips revenue, which is accounted for as a reduction in manufacturing costs, partly offset by lower material usage and better operating efficiency.

Distribution of Lumber Sales:


2002
United States 56%
Canada 44%


2001
United States 60%
Canada 40%

Lumber Market
Demand in the United States remained strong throughout the year with housing starts remaining above an annualized rate of 1.6 million units all year long and hitting an annualized rate of 1.84 million units in December 2002. Demand in Canada continued to be strong as well, with housing starts remaining above an annualized rate of 200,000 units for most of the year. Overseas markets remained difficult throughout the year.

Lumber prices in North America were lower in 2002 than the previous year, despite the healthy demand in the United States mainly due to an over supply arising from a 56% increase in imports from non-Canadian sources and increased production from the Western Canadian producers. Average prices for the fourth quarter of 2002 hit a 10-year record low.

The Company believes low U.S. interest rates will help support housing starts in the first half of 2003 and the anticipated general economic recovery should keep housing starts high and improve prices in the second half.

Business Acquisition and Disposal

As discussed earlier, in August 2002, Abitibi-Consolidated completed the sale of its pulp mill located in Saint-Félicien, Québec to SFK Pulp Fund for gross proceeds of $544 million and retained a 25% interest in SFK. The Company views this investment as non-strategic and plans to divest when appropriate.

On August 16, 2001, the Company concluded, jointly with Norske Skog, the acquisition of the one-third share of PanAsia owned by Hansol, for a total of US$350 million, consequently increasing its stake in the joint venture from 33% to 50%. The Company's additional investment in PanAsia of US$175 million was financed through existing bank facilities.

On September 4, 2001, Abitibi-Consolidated acquired Valley Recycling Works located in Chandler, Arizona for a total of US$15 million. This recycling facility is well positioned to supply the Company's recycled paper mills located in the U.S. Southwest.

On May 9, 2001, the Company sold its Wayagamack mill in Trois-Rivières, Québec for $58 million. The mill had an annual production capacity of 185,000 tonnes of value-added groundwood papers.

Financial Position and Liquidity

The Company's cash and cash equivalents at the end of 2002 amounted to $146 million, a reduction of $62 million compared to $208 million at the end of 2001. In 2002, Abitibi-Consolidated generated $243 million of cash from continuing operating activities, $51 million of cash from discontinued operations and $200 million of cash from investing activities of continuing operations while it used $551 million of cash for financing activities of continuing operations. The major cash transactions during 2002, excluding cash from operations, payment of dividends and capital expenditures, were debt reduction and divestiture of the Saint-Félicien pulp mill.

Continuing Operating Activities

Cash generated from continuing operating activities totalled $243 million or $0.55 per share in 2002, compared to $990 million or $2.25 per share in 2001. The reduction in cash generated by operating activities was mainly due to the reduction in operating profit from continuing operations and the increase of $66 million in non-cash operating working capital in 2002 compared to an increase of $51 million in 2001. The increase in non-cash operating working capital in 2002 is mainly due to an increase in accounts receivable and a reduction of accounts payable and accrued liabilities partly offset by a reduction of inventories.

Financing Activities of Continuing Operations

Cash used for financing activities of continuing operations totalled $551 million in 2002, compared to $218 million in 2001. The increase of cash used was mainly due to the reduction of debt.

In the third quarter of 2002, largely as a result of the Saint-Félicien mill divestiture, the Company bought back all of the outstanding US$150 million 9.125% senior notes. During the year, the Company renewed its 364-day revolving facility. At December 31, 2002, the available portion of the revolving facilities was $681 million. The non-recourse Alabama River bank debt has been extended and now matures in 2004.

Long-term debt, including the current portion, amounted to $5,633 million at December 31, 2002 representing a ratio of net debt to capitalization equal to 0.635 compared to $6,058 million for a ratio of 0.658 at December 31, 2001. The decrease in long-term debt is mainly due to the use of cash from the divestiture of the Saint-Félicien mill and the positive impact of the strengthening year-end Canadian dollar on U.S. dollar denominated debt for $55 million.

On November 18, 2002, one of the three rating agencies that rate the Company's debt instruments assigned a Ba1 (with a stable outlook) rating to the Company's debentures down from Baa3 (negative outlook). On February 18, 2003, a second rating agency also lowered its rating on the Company's debt instruments from BBB- (negative outlook) to BB+ (with a stable outlook). Interest payments under the Company's current debt are expected to rise by $2 to 3 million annually as a result of these rating changes.

Investing Activities of Continuing Operations

The Company generated $200 million of cash from investing activities of continuing operations in 2002 and used $729 million in 2001. In 2002, Abitibi-Consolidated generated $460 million from the divestiture of the Saint-Félicien mill and reduced its capital expenditures by $245 million compared to 2001 mainly due to the completion of the Texas modernization program. In 2001, business acquisitions totalled $286 million in large part relating to the additional investment in PanAsia.

The Company made $214 million of capital expenditures in 2002 compared to $459 million in 2001. Construction payables included

35

in capital expenditures decreased by $5 million in 2002 compared with a decrease of $34 million in 2001 mainly due to the completion of the Lufkin project in 2001. Major projects included a new thermomechanical pulp plant in Baie-Comeau ($37 million in 2002 and $2 million in 2001), the 100% de-inked plant in Thorold ($22 million in 2002 and $27 million in 2001) and the effluent treatment system at the Lufkin mill ($7 million in 2002). In September 2002, the Company completed the conversion to 100% recycled paper at its Thorold, Ontario mill. The project was completed on schedule, and the mill started up slightly ahead of expectations. The TMP modernization project at the Baie-Comeau, Québec mill is also on schedule and within budget. The start-up is scheduled in the first quarter of 2003. In 2002, Abitibi-Consolidated approved the modernization of its hydroelectric generating facilities at Iroquois Falls, Ontario. The remainder of the capital expenditures was mainly related to asset maintenance.

The Company intends to limit its capital expenditure program in 2003 at approximately $300 million including its share of the capital expenditures of the PanAsia joint venture and the project to convert the newsprint machine at its mill in Alma, Québec, to *Equal Offset*™ for $181 million, including capitalized interests, to be spent over the next two years.

The Company intends to continue to maintain a disciplined capital expenditure program and to apply free cash flows towards the reduction of debt.

Other Significant Events

The agent appointed by the Canadian Competition Bureau in December 2001 could not complete the divestiture of the Port-Alfred, Québec newsprint mill before the expiry of the period provided for in the Consent Order issued by the Competition Tribunal following the Company's undertaking to the Bureau of December 2000. The Bureau is currently conducting an inquiry on the sale process.

On September 19, 2001, the Company entered into a partnership with Central Newfoundland Energy Inc., a non-regulated subsidiary of Fortis Inc. to further develop the hydroelectric potential in Newfoundland. Abitibi-Consolidated holds a 49% interest in the partnership. The first phase of the $65 million project is planned to be operational in the first part of 2003 while the second and final phase is scheduled to start by the end of 2003. During 2002, the partnership secured $65 million in debt maturing in 2029 from a syndicate of lenders, with no recourse to the Company. Additional energy produced, covered by a 30-year contract, will be sold to Newfoundland and Labrador Hydro.

2001 Compared to 2000

Net sales totalled $5,811 million in 2001 compared to $5,370 million in 2000. The Company's increase in net sales is mainly attributable to the acquisition of Donohue on April 18, 2000, whereby based on the reverse takeover method of accounting, operating results of former Abitibi-Consolidated are included for only eight and a half months in 2000 compared with twelve in 2001. In addition, the 2001 average mill net for newsprint rose 7% and value-added groundwood papers rose 5% compared to the previous year.

The Company posted net earnings of $106 million in 2001, or $0.24 per share, compared to $293 million in 2000, or $0.76 per share. In 2002, the Company sold its Saint-Félicien pulp mill and consequently has removed the results of the mill from its continuing operations for the years 2001 and 2000. Net earnings from continuing operations amounted to $70 million in 2001, or $0.16 per share, compared to $200 million in 2000, or $0.52 per share.

The reduction of net earnings from continuing operations resulted mainly from the larger loss on translation of foreign currency denominated monetary items, an increase in amortization cost due to the Donohue acquisition, the write-off of the Sheldon thermomechanical pulp mill of $33 million and an increase in financial expenses mainly attributable to the additional debt contracted to finance the acquisition of Donohue on April 18, 2000. These elements were partly offset by higher revenues previously discussed and cost reductions obtained through a synergy program put in place following the acquisition of Donohue.

RISKS AND UNCERTAINTIES

Prices

Paper prices are tied to the health of the economies of North and South America, Asia and Europe, as well as to paper inventory levels in these regions. Continued difficult economic conditions in the North American and European markets in 2002 kept advertising spending down and decreased paper consumption.

Paper prices are also tied to variances in production capacity. The Company believes that worldwide newsprint capacity increases are at historically low levels.

The Company expects a moderate improvement in the general market environment for newsprint and value-added groundwood papers in 2003, arising from an economic recovery in North America and in Europe, combined with the absence of significant new capacity in North America.

Foreign Exchange

The Company's exposure to the U.S. dollar is an inherent risk to its business. Approximately 75% of the net revenues and 21% of manufacturing costs of North American operations are in U.S. dollars. The U.S. dollar exposure may therefore cause volatility in the Company's cash flows and earnings.

The Company's principal paper markets are outside Canada and exposure to exchange rate risks cannot be avoided. The Company's foreign exchange program includes partial hedging of U.S. dollar and other currency cash flows. The Company also borrows most of its long-term debt in U.S. dollars and this debt constitutes an effective partial economic hedge on future U.S. cash flows.

Softwood Lumber Dispute

Since the end of the five-year softwood lumber agreement between Canada and the United States in March 2001, the USDOC has instituted anti-dumping and countervailing duty investigations. In 2002, "final determinations" were issued by the U.S. government and duties have been imposed at rates of 18.79% for countervailing duties and 12.44% for the Company specific anti-dumping fees calculated on the net sales of the Company's lumber shipped to the United States. Starting May 22, 2003 and upon request, the USDOC can conduct a retrospective annual review to determine the actual amounts of anti-dumping and countervailing duties owed. The difference between the amounts paid and owed would then be refundable to or payable by the Company with interest.

With manufacturing operations in Canada, the United States, the United Kingdom and Asia, Abitibi-Consolidated believes free and open trade is critical to maintain global competitiveness and remains confident that lower rates will prevail following the retrospective annual review.

On an annual basis and based on normal shipment patterns, the impact of every 1% increase or decrease in countervailing or anti-dumping tariffs represents a change of approximately $2.4 million in net earnings.

Fibre Supply

Fibre represents the Company's major raw material in the production of wood products, paper and pulp.

The virgin fibre supply required by the Company in Canada is mostly assured by agreements with provincial governments. The agreements are granted for various terms, from 5 to 25 years, and are generally subject to regular renewal every 5 years. They incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal as well as cooperation with other forest users. The Company believes that it complies with all forest regulations and fully expects to have its supply agreements extended as they come up for renewal.

Wood chips supplied from the Company's sawmills together with fibre exchanges with independent sawmills and long-term contracts with third parties conducted at market prices represent approximately 77% of the Company's Canadian pulp and paper mills requirements.

Virgin fibre in the United States is obtained through the Company's private timberlands, long-term supply contracts and purchases on the open market.

The Company is North America's largest consumer of old newspaper and magazines to produce recycled-content paper. The Company is involved in the recovery of old papers and has contracts with numerous recyclers, waste haulers and brokers in countries where its mills are located.

The Company believes that the balance of fibre supply between its internal sources and the open market is more than adequate to support its wood products as well as paper and pulp production requirements.

Energy

Energy is an important component of paper mills' manufacturing costs. The Company is exposed to energy price fluctuations. Natural gas and Bunker "C" prices were volatile in 2002 but did not create major cost increases compared to 2001 mainly because average fossil fuels prices were not significantly higher in 2002 and also because of the flexibility that some of the paper mills have to switch energy sources depending upon which source is the more advantageous.

In May 2002, the power market in the province of Ontario was deregulated. The impact of deregulation in Ontario has been mitigated by the Company's ability to self-generate power in some of its facilities and by signing fixed supply contracts.

Environment

The Company is subject to environmental laws and regulations relating to forest management, air emissions, wastewater discharge, waste management and landfill sites. The Company believes that it is in material compliance with all laws and regulations governing its activities and that the only foreseeable major capital expenditure is the ongoing rebuild of the effluent treatment system at the Lufkin mill (completion in 2003).

The Company conducts environmental compliance audits, performed by both internal and external auditors, which cover all Company paper and lumber sites over a defined schedule of time.

The Company has implemented a certification process with its pulp and paper mills and woodlands operations under the International Standards Organization (ISO). The Company plans to obtain ISO 14001 certification for a majority of its operations by the end of 2003, and Sustainable Forest Management Certification for its North American operations by the end of 2005.

Price and Exchange Rate Sensitivity

The Company's operating profit from continuing operations, net earnings from continuing operations and diluted earnings from continuing operations per share are impacted by fluctuations in selling prices and foreign exchange to the following extent:

2003 Sensitivities
(in millions of Canadian dollars, except per share amounts)
Based on budgeted volumes, prices and exchange rates

	Impact on		
	Gross Profit $	Net Earnings $	Earnings Per Share $
US$25 change in transaction price – per unit			
Newsprint(1)	185	124	0.28
Value-added groundwood papers(1)	72	48	0.11
Lumber(2)	79	53	0.12
Foreign exchange(3)			
US$0.01 change in relative value to the Canadian dollar			
Cash impact	30	14	0.03
Translation of foreign currencies	63	53	0.12

(1) Per tonne
(2) Per thousand board feet
(3) Translation of foreign currencies will impact earnings the opposite way as to cash impact

OUTLOOK

The Company is a major global low-cost producer and marketer of newsprint and value-added groundwood papers with interests in operations in Canada, the United States, the United Kingdom, South Korea, China and Thailand. It is also one of the major lumber producers in North America.

The Company's production capacity, at the beginning of 2003, is as follows:

(in millions of tonnes, except lumber and I-joist)

Newsprint(1)	5,637
Value-added groundwood papers	1,874
Market pulp	106
Lumber (MBf)	2,277
I-joist (MLf)	35

(1) Includes currently idled capacity.

Considering economists' forecast for growth in the U.S. economy, the Company believes that newsprint markets will moderately improve in 2003.

The Company expects the market for value-added groundwood papers will continue to be impacted by increased capacity in SC grades but to a lesser extent than in 2002. In general, prices may be below the 2002 average levels in the first half of this year and improve thereafter.

Overall market conditions, depending on consumers' confidence, are expected to improve but could be influenced by international military conflicts or the threat of such conflicts.

The Company intends to limit its capital expenditure program in 2003 at approximately $300 million and to apply free cash flows toward the reduction of long-term debt.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this management discussion and analysis (MD&A) and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements reflect expectations and estimates about the markets in which Abitibi-Consolidated operates and management's beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. Some of the factors, which could cause results or events to differ materially from current expectations, are discussed above under the section "Risk and Uncertainties" and other cautionary factors are outlined elsewhere in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisitions, other business combinations or divestitures that may be announced or completed after such statements are made.

CONTRACTUAL OBLIGATIONS

Abitibi-Consolidated has long-term debt with contractual maturities as described in note 16 of the Notes to Consolidated Financial Statements.

In addition, the Company uses various financial instruments as described in note 19 of the Notes to Consolidated Financial Statements to reduce its exposure to foreign exchange and to manage the fixed and floating interest rate mix.

Finally, the Company has operating leases and other commitments entered into in the normal course of business. These commitments, which are not accounted for on the Company's Consolidated Balance Sheet are described in note 20 of the Notes to Consolidated Financial Statements.

CHANGES IN ACCOUNTING POLICIES

In 2001 and effective January 1, 2002, the Canadian Institute of Chartered Accountants (CICA) issued two changes in Canadian Generally Accepted Accounting Principles (GAAP) impacting the Company's results. First, the CICA issued amendments to Handbook Section 1650 intended to eliminate the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary assets and liabilities. The recommendations were adopted retroactively, with restatement. The pre-tax impact of this change is a gain of $54 million in 2002 and a charge of $265 million in 2001. Secondly, the CICA issued a new Handbook Section 3062 that requires intangible assets with an indefinite life and goodwill to be tested annually for impairment. Consequently, goodwill and indefinite life intangible assets are no longer amortized. Such amortization represented a charge of $40 million in 2001.

In the second quarter of 2002, the Company completed its transitional goodwill impairment test as of January 1, 2002 and determined there was no goodwill impairment. Abitibi-Consolidated performed a second impairment test in the fourth quarter of 2002 and determined again that there was no goodwill impairment. Such test will be conducted on an annual basis in the fourth quarter of each future year.

Finally, the CICA issued a new Handbook Section 3870 on Stock-based compensation. The Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. The Company has stock-based compensation plans, which are described in note 9 of the Notes to Consolidated Financial Statements. The Company records to earnings the intrinsic value of stock options at the granted date, which is usually nil.

IMPORTANT ACCOUNTING POLICIES AND ESTIMATES

The Company's summary of significant accounting policies is described in note 1 of the Notes to Consolidated Financial Statements. Abitibi-Consolidated believes its most critical accounting policies include those related to foreign exchange, the Company's employee future benefit plans, goodwill and future income taxes.

Foreign Exchange

The application of CICA Handbook Section 1650 "Foreign currency translation" requires that monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies be translated at year-end exchange rate and the gains or losses resulting from the period to period exchange variation be absorbed in the Consolidated Statement of Earnings.

The majority of the Company's long-term debt is denominated in U.S. dollars. A variation of US$0.01 in relative value to the Canadian dollar represents $63 million of non-cash pre-tax gain or loss to the Company's Consolidated Statement of Earnings.

Employee Future Benefit Plans

The application of CICA Handbook Section 3461 "Employee future benefits" requires judgments regarding certain assumptions that affect the amounts recorded for estimated plans accrued benefits obligations and related income or expense.

The Company uses independent actuarial firms to perform actuarial valuation of the fair values of post-retirement and pension plans obligations. The major assumptions are the discount rate used to calculate the present value of the pension obligation, the expected return on plan assets and the rate of compensation increase. The Company, based on its own experience and recommendations from its actuarial firms, evaluates these assumptions annually. The Company, amortizes past service costs and cumulative unrecognized net actuarial gains and losses, in excess of 10% of the greater of the projected benefit obligation or the market-related value of plan assets, over the average remaining service period of the active employee group covered by the plans. A description of the plans, the assumptions used in the calculation and certain sensitivities are presented in note 17 of the Notes to Consolidated Financial Statements.

Goodwill

The application of CICA Handbook Section 3062 "Goodwill and other intangible assets" requires that the excess of the purchase amount of acquisitions over the value of the identifiable net assets should no longer be amortized to earnings, but periodically tested for impairment.

The Company uses certain operating and financial assumptions to conduct its impairment test. This test uses current market information, if any, or other generally accepted valuation methods, such as discounted cash flows. Differences in assumptions regarding discount rates and projection of future operating cash flows could have a significant impact on the determination of the impairment amount reported through the Company's Consolidated Statement of Earnings. These assumptions are tested against relevant independent information for consistency and reliability.

Future Income Taxes

The application of CICA Handbook Section 3465 "Income taxes" requires that future income tax assets and liabilities should be recognized for the future income tax consequences of events that have been included in the Consolidated Statement of Earnings or income tax returns. Future income tax is provided for using the liability method and recognizes all significant temporary differences between the tax and Consolidated Financial Statements bases of assets, liabilities and certain carry forward items.

The Company's future income tax assets are recognized only to the extent that, in the Company's opinion, it is more likely than not that the future income tax assets will be realized. This opinion is based on certain estimates and assumptions. If these estimates or assumptions change in the future, the Company could be required to reduce or increase the value of the future income tax assets resulting in income tax expense or recovery. The Company evaluates its future income tax assets periodically.

USE OF NON-GAAP FINANCIAL MEASURES

EBITDA is not a recognized measure under Canadian GAAP. The Company believes that this measure is useful supplemental information as it provides readers with an indication of cash available prior to debt service, capital expenditures and income taxes. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings determined in accordance with GAAP as an indicator of performance or cash flows from continuing operating, investing and financing activities as a measure of liquidity and cash flows.

EBITDA is calculated by adding amortization of fixed assets and amortization of intangible assets to operating profit from continuing operations. The Company's method for calculating this information may differ from that used by other companies and, accordingly, this information may not be comparable to measures used by other companies.

EBITDA

(in millions of dollars)	2002 $	2001 $
Operating profit from continuing operations	182	965
Plus:		
Amortization of fixed assets	648	640
Amortization of intangible assets	16	16
EBITDA	846	1,621

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

Disclosure controls and procedures have been established by the Company to ensure that information disclosed by the Company in this MD&A and the related financial statements was properly recorded, processed, summarized and ultimately reported to the Board and the Audit Committee.

The Company has also set up internal controls and procedures for financial reporting to ensure that the financial information contained in this MD&A and the related financial statements is fairly presented in conformity with GAAP and that the Company's transactions are properly approved, its assets are safeguarded against unauthorized or improper use, and the transactions it enters into are properly recorded and reported to permit the preparation of the Company's financial statements in conformity with GAAP.

In the quarter ended December 31, 2002, the Company did not make any significant changes in, nor take any significant corrective actions regarding, the controls and procedures described in the two preceding paragraphs, or other factors that could significantly affect these controls and procedures. The Company's CEO and CFO periodically review the aforementioned controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the fourth quarter, the Company's CEO and CFO were satisfied with the effectiveness of the aforementioned controls and procedures.

OVERSIGHT ROLE OF AUDIT COMMITTEE AND THE BOARD OF DIRECTORS

The Audit Committee reviews the Company's annual MD&A and related financial statements with management and the external auditors, and recommends their approval to the Board. Management and the internal auditor of the Company also present periodically to the committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares for management a report on internal control weaknesses identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.

2002 QUARTERLY FINANCIAL INFORMATION
CONSOLIDATED STATEMENT OF EARNINGS

(unaudited)
(in millions of Canadian dollars, except per share amounts)

	1st quarter $	2nd quarter $	3rd quarter $	4th quarter $	Year 2002 $
Net sales	1,195	1,327	1,284	1,316	5,122
Cost of products sold	948	1,032	1,048	1,079	4,107
Selling, general and administrative expenses	44	39	40	46	169
Amortization of fixed assets	158	158	163	169	648
Amortization of intangible assets	4	4	4	4	16
Operating profit from continuing operations	41	94	29	18	182
Financial expenses	118	115	120	91	444
Loss (gain) on translation of foreign currencies	3	(225)	192	(24)	(54)
Other expenses (income)	4	2	4	3	13
Earnings (loss) from continuing operations before the following items	(84)	202	(287)	(52)	(221)
Income tax expense (recovery)	(29)	–	(73)	(79)	(181)
Non-controlling interests	2	2	1	2	7
Earnings (loss) from continuing operations before goodwill amortization	(57)	200	(215)	25	(47)
Goodwill amortization	–	–	–	–	–
Earnings (loss) from continuing operations	(57)	200	(215)	25	(47)
Earnings from discontinued operations	7	3	292	4	306
Net earnings (loss) for the period	(50)	203	77	29	259
Earnings (loss) per share (basic and diluted)					
From continuing operations before goodwill amortization	(0.13)	0.45	(0.49)	0.06	(0.11)
From continuing operations	(0.13)	0.45	(0.49)	0.06	(0.11)
Net earnings (loss)	(0.11)	0.46	0.17	0.07	0.59
Weighted average number of common shares outstanding (in millions)	440	440	440	440	440
Common shares outstanding at end of period (in millions)	440	440	440	440	440
SHIPMENTS					
Newsprint[1]	1,026	1,185	1,197	1,216	4,624
Value-added groundwood papers[1]	406	453	458	453	1,770
Lumber[2]	452	461	428	418	1,759

(1) in thousands of tonnes
(2) in millions of board feet

41.

2001 QUARTERLY FINANCIAL INFORMATION
CONSOLIDATED STATEMENT OF EARNINGS

(unaudited)
(in millions of Canadian dollars, except per share amounts)

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year 2001
	$	$	$	$	$
Net sales	1,654	1,489	1,336	1,332	5,811
Cost of products sold	1,121	999	930	968	4,018
Selling, general and administrative expenses	43	40	43	46	172
Amortization of fixed assets	147	178	152	163	640
Amortization of intangible assets	4	4	4	4	16
Operating profit from continuing operations	339	268	207	151	965
Financial expenses	123	114	115	118	470
Loss (gain) on translation of foreign currencies	207	(153)	174	37	265
Other expenses (income)	8	–	5	–	13
Earnings (loss) from continuing operations before the following items	1	307	(87)	(4)	217
Income tax expense (recovery)	25	69	(14)	4	84
Non-controlling interests	8	6	6	3	23
Earnings (loss) from continuing operations before goodwill amortization	(32)	232	(79)	(11)	110
Goodwill amortization	10	10	10	10	40
Earnings (loss) from continuing operations	(42)	222	(89)	(21)	70
Earnings from discontinued operations	20	10	6	–	36
Net earnings (loss) for the period	(22)	232	(83)	(21)	106
Earnings (loss) per share (basic and diluted)					
From continuing operations before goodwill amortization	(0.07)	0.52	(0.18)	(0.02)	0.25
From continuing operations	(0.09)	0.50	(0.20)	(0.05)	0.16
Net earnings (loss)	(0.05)	0.53	(0.19)	(0.05)	0.24
Weighted average number of common shares outstanding (in millions)	440	440	440	440	440
Common shares outstanding at end of period (in millions)	440	440	440	440	440
SHIPMENTS					
Newsprint[1]	1,271	1,088	1,005	1,092	4,456
Value-added groundwood papers[1]	468	428	415	450	1,761
Lumber[2]	433	482	391	398	1,704

(1) in thousands of tonnes
(2) in millions of board feet

42

MANAGEMENT'S REPORT

The consolidated financial statements and all other information in the Annual Report are the responsibility of the Company's management and have been approved by its Board of Directors.

The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and include some amounts, which are based on best estimates and judgement. Financial information provided elsewhere in the Annual Report is consistent with that shown in the financial statements.

Senior management of the Company is responsible for the design, establishment and maintenance of appropriate internal controls and procedures for financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with generally accepted accounting principles. Pursuant to these internal controls and procedures, processes have been designed to ensure that the Company's transactions are properly authorized, the Company's assets are safeguarded against unauthorized or improper use, and the Company's transactions are properly recorded and reported to permit the preparation of the Company's financial statements in conformity with generally accepted accounting principles. A team of internal auditors regularly evaluates the effectiveness of the Company's accounting systems, policies and internal controls and procedures for financial reporting, and presents its findings to senior management. Senior management then informs the Corporate Governance Committee and the Audit Committee of its conclusions arising from this evaluation.

External and internal auditors have free and independent access to the Audit Committee, which is comprised of five unrelated members of the Board of Directors. The Audit Committee, which meets regularly throughout the year with members of the financial management and the external and internal auditors, reviews the consolidated financial statements and recommends their approval to the Board of Directors.

The accompanying consolidated financial statements have been examined by the external auditors, PricewaterhouseCoopers LLP, whose report follows.

John W. Weaver (signed)
President and Chief Executive Officer

January 28, 2003
Montréal, Québec, Canada

Pierre Rougeau (signed)
Senior Vice-President,
Corporate Development and Chief Financial Officer

January 28, 2003
Montréal, Québec, Canada

43

AUDITORS' REPORT

To the Shareholders of Abitibi-Consolidated Inc.

We have audited the consolidated balance sheets of **Abitibi-Consolidated Inc.** as at December 31, 2002 and 2001 and the consolidated statements of earnings, deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian Generally Accepted Accounting Principles.

PricewaterhouseCoopers LLP

Chartered Accountants
January 22, 2003
Montréal, Québec, Canada

CONSOLIDATED STATEMENT OF EARNINGS

Year ended December 31

(in millions of Canadian dollars, except per share amounts)

	2002 $	2001 $	2000 $
Net sales	5,122	5,811	5,370
Cost of products sold	4,107	4,018	3,814
Selling, general and administrative expenses	169	172	167
Amortization of fixed assets	648	640	489
Amortization of intangible assets	16	16	12
Operating profit from continuing operations	182	965	888
Financial expenses (note 5)	444	470	407
Loss (gain) on translation of foreign currencies	(54)	265	95
Other expenses (income) (note 6)	13	13	(7)
Earnings (loss) from continuing operations before the following items	(221)	217	393
Income tax expense (recovery) (note 7)	(181)	84	147
Non-controlling interests	7	23	16
Earnings (loss) from continuing operations before goodwill amortization	(47)	110	230
Goodwill amortization	–	40	30
Earnings (loss) from continuing operations	(47)	70	200
Earnings from discontinued operations (note 4)	306	36	93
Net earnings for the year	259	106	293
Earnings (loss) per share (basic and diluted) (note 8)			
From continuing operations before goodwill amortization	(0.11)	0.25	0.60
From continuing operations	(0.11)	0.16	0.52
Net earnings	0.59	0.24	0.76
Weighted average number of common shares outstanding (in millions)	440	440	384
Common shares outstanding at end of year (in millions)	440	440	440

CONSOLIDATED STATEMENT OF DEFICIT

(in millions of Canadian dollars)

	2002 $	2001 $	2000 $
Retained earnings (deficit), beginning of year – as reported	(286)	(399)	1,053
Cumulative effect of changes in accounting policies (note 1)	(294)	(111)	(37)
Retained earnings (deficit), beginning of year – as restated	(580)	(510)	1,016
Net earnings for the year	259	106	293
Redemption of stock options	–	–	(49)
Dividends declared	(176)	(176)	(148)
Acquisition dividend (note 3)	–	–	(1,622)
Deficit, end of year	(497)	(580)	(510)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31
(in millions of Canadian dollars, except per share amounts)

	2002	2001	2000
	$	$	$
Continuing operating activities			
Earnings (loss) from continuing operations	(47)	70	200
Amortization	664	696	531
Future income taxes	(208)	12	115
Loss (gain) on translation of foreign currencies	(59)	259	95
Employee future benefits, excess of disbursements over expense	(69)	(58)	(31)
Non-controlling interests	7	23	16
Other non-cash items	21	39	(14)
	309	1,041	912
Changes in non-cash operating working capital components (note 10)	(66)	(51)	183
Cash flows from continuing operating activities	243	990	1,095
Financing activities of continuing operations			
Increase in long-term debt	911	1,579	5,316
Repayment of long-term debt	(1,281)	(1,599)	(4,015)
Financing fees	–	–	(43)
Acquisition dividend (note 3)	–	–	(1,622)
Dividends paid to shareholders	(176)	(176)	(104)
Dividends paid to non-controlling shareholders of subsidiary companies	(5)	(22)	(20)
Redemption of stock options	–	–	(49)
Net proceeds on issuance of shares	–	–	3
Other	–	–	2
Cash flows used in financing activities of continuing operations	(551)	(218)	(532)
Investing activities of continuing operations			
Business acquisition, net of cash acquired (note 3)	–	(286)	(41)
Additions to fixed assets	(214)	(459)	(521)
Net proceeds on disposal of fixed assets	–	43	34
Net proceeds on disposal of discontinued operations (note 3)	460	–	–
Investments	(46)	(16)	(17)
Other	–	(11)	(8)
Cash flows from (used in) investing activities of continuing operations	200	(729)	(553)
Cash generated by (used in) continuing operations	(108)	43	10
Cash generated by discontinued operations (note 4)	51	38	90
Increase (decrease) in cash and cash equivalents during the year	(57)	81	100
Currency translation adjustment on cash	(5)	4	(1)
Cash and cash equivalents, beginning of year	208	123	24
Cash and cash equivalents, end of year (note 10)	146	208	123
Cash flows from continuing operating activities per share	0.55	2.25	2.85

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

As at December 31
(in millions of Canadian dollars)

	2002 $	2001 $
ASSETS		
Current assets		
Cash and cash equivalents	146	208
Accounts receivable	543	478
Inventories (note 11)	780	844
Prepaid expenses	59	52
Current assets of discontinued operations (note 4)	–	58
	1,528	1,640
Investments (note 3 and note 12)	264	72
Fixed assets (note 13)	7,138	7,531
Intangible assets (note 14)	501	517
Other assets (note 15)	74	83
Goodwill (note 1 and note 3)	1,426	1,420
Non-current assets of discontinued operations (note 4)	–	106
	10,931	11,369
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities		
Continuing operations	1,108	1,157
Discontinued operations (note 4)	–	9
Long-term debt due within one year (note 16)	225	249
	1,333	1,415
Long-term debt (note 16)	5,408	5,809
Employee future benefits (note 17)	135	204
Future income taxes (note 7)	765	881
Deferred gain (note 3)	134	–
Non-controlling interests	70	69
Non-current liabilities of discontinued operations (note 4)	–	20
Shareholders' Equity		
Capital stock (note 8)	3,520	3,520
Contributed surplus	14	14
Deficit	(497)	(580)
Foreign currency translation adjustment (note 18)	49	17
	3,086	2,971
	10,931	11,369

See accompanying Notes to Consolidated Financial Statements.

Approved by the Board

John W. Weaver (signed)
President and Chief Executive Officer

David A. Ward (signed)
Chairman of the Audit Committee

CONSOLIDATED BUSINESS SEGMENTS

Year ended December 31
(in millions of Canadian dollars)

	Net sales	Amortization	Operating profit	Assets	Additions to fixed assets	Sales volume (unaudited)
	$	$	$	$	$	
2002						
Newsprint	2,915	425	–	7,145	152	4,624 (a)
Value-added groundwood papers	1,541	186	136	3,034	38	1,770 (a)
Lumber [1]	666	53	46	752	24	1,759 (b)
Continuing operations	5,122	664	182	10,931	214	
2001						
Newsprint	3,502	449	636	7,460	173	4,456 (a)
Value-added groundwood papers	1,717	155	317	2,854	242	1,761 (a)
Lumber [1]	592	52	12	891	44	1,704 (b)
Continuing operations	5,811	656	965	11,205	459	
2000						
Newsprint	3,424	338	632	7,176	148	4,667 (a)
Value-added groundwood papers	1,308	109	254	2,915	324	1,406 (a)
Lumber [1]	638	54	2	883	49	1,828 (b)
Continuing operations	5,370	501	888	10,974	521	

(1) Lumber sales are presented net of inter-segment sales of $163 million in 2002 (2001 – $199 million, 2000 – $202 million).

(a) in thousands of tonnes
(b) in millions of board feet

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED GEOGRAPHIC SEGMENTS

Year ended December 31
(in millions of Canadian dollars)

Net sales and fixed assets, intangible assets and goodwill by geographic manufacturing location are as follows:

	Net sales	Fixed assets, intangible assets and goodwill
	$	$
2002		
Canada	3,708	5,640
USA	716	2,063
Other countries	698	1,362
Continuing operations	5,122	9,065
2001		
Canada	4,286	5,931
USA	925	2,202
Other countries	600	1,335
Continuing operations	5,811	9,468
2000		
Canada	3,854	6,281
USA	1,028	2,084
Other countries	488	886
Continuing operations	5,370	9,251

Net sales by ultimate sales destination are as follows:

	2002	2001	2000
	$	$	$
Canada	724	745	633
USA	3,088	3,709	3,549
Other countries	1,310	1,357	1,188
Continuing operations	5,122	5,811	5,370

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

1. Summary of significant accounting policies

These consolidated financial statements of Abitibi-Consolidated Inc. ("the Company") are expressed in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). These financial statements differ in certain respects from those prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP") and are not intended to provide certain disclosures which would typically be found in US GAAP financial statements. These measurement differences are described in note 23 "Differences between Canadian and United States Generally Accepted Accounting Principles".

Principles of consolidation

Effective April 18, 2000, the Company acquired all of the outstanding common shares of Donohue Inc. ("Donohue"). The business combination of the Company and Donohue has been accounted for using the reverse takeover method of purchase accounting. Donohue was deemed to be the acquirer and to have purchased the assets and liabilities of Abitibi-Consolidated Inc. because the shareholders of Donohue, as a group, became owners of more than 56% of the voting shares of the Company on a fully diluted basis following the business combination. The results of operations of Abitibi-Consolidated Inc. are included in the consolidated financial statements from April 18, 2000, the date of the business combination. For accounting purposes, the Company is considered to be a continuation of Donohue except with regard to the authorized and issued capital stock, which is that of the legal parent company, Abitibi-Consolidated Inc. The consolidated results of operations and cash flows for the period from January 1, 2000 to April 17, 2000 are those of Donohue only. Consolidated pro forma results of operations and cash flows are presented in note 3 as supplementary information, as if the business combination had occurred on January 1, 2000.

The consolidated financial statements include the accounts of the Company, all its subsidiaries and its proportionate interest in joint venture partnerships. The investments in companies subject to significant influence are accounted for using the equity method.

Business of the Company

The Company operates an integrated business in forest products. Operations are located in Canada, the United States, the United Kingdom, South Korea, China, and in Thailand. The woodlands operations supply logs to sawmills and certain pulp and paper mills. Sawmills process logs to produce wood products and wood chips. The production and selling of wood products constitutes the "Lumber" segment. Chips are used in the production of newsprint, value-added groundwood papers and market pulp. The remaining fibre requirements for the production of newsprint and value-added groundwood papers comes mainly from the paper recycling facilities operated by the Company and from long-term supply agreements. The manufacturing and selling of newsprint and the collection of old papers constitute the "Newsprint" segment. Newsprint is used to print newspapers and advertising flyers therefore demand is determined by circulation and advertising. The manufacturing and selling of value-added groundwood papers and a small volume of market pulp constitute the "Value-added groundwood papers" segment. Value-added groundwood papers are used by commercial printers, converters, advertisers and publishers to produce advertising inserts, books, telephone directories, business forms, magazines and catalogues.

Most of the Company's products are marketed globally with a significant concentration in the United States. The Company does not have any customers for which sales exceed 10% of total sales.

The accounting policies, used in each of these business segments, are the same as those described in this summary of significant accounting policies. Head Office costs are distributed to the different segments using an appropriate method and this distribution is accounted for at book value. Inter-segment transfers of wood chips, old papers and electricity are recorded at the exchange value, which is the amount agreed to by the parties.

The business segments are managed separately because each segment requires different technology and marketing strategies. Business segment operating profits take into account net sales, cost of products sold, selling, general and administrative expenses, and amortization for each business segment. Interest income, financial charges, other expenses, and income tax expense are not allocated to specific business segments.

Use of estimates

The preparation of financial statements in conformity with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, goods have been delivered, there are no uncertainties surrounding product acceptance, the related revenue is fixed and determinable and collection is considered probable. Distribution costs of $582 million in 2002 (2001 – $581 million, 2000 – $559 million) have been charged against gross revenue in determining the net sales.

Translation of foreign currencies

Self-sustaining foreign operations

Assets and liabilities of self-sustaining foreign subsidiaries and joint ventures are translated into Canadian dollars at year-end exchange rates and the resulting unrealized exchange gains or losses are included in the foreign currency translation adjustment account in shareholders' equity.

Domestic and integrated foreign operations

Monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities of integrated foreign operations are translated at the historical rate relevant for the particular asset or liability. The resulting exchange gains or losses are absorbed by operations in the year. Revenues and expenses are translated at prevailing market rates in the recognition period.

Translation of other foreign currency transactions

US dollar debt is translated at year-end exchange rate. The resulting exchange gains or losses are included in earnings in the year.

Realized gains and losses on options and forward exchange contracts that hedge anticipated revenues are included in earnings when such revenue is earned.

Inventories

Lumber, newsprint and value-added groundwood paper inventories are valued at the lower of cost, determined on an average cost basis, and net realizable value.

Logs, chips, other raw materials, and production and maintenance supply inventories are valued at the lower of cost, determined on an average cost basis, and replacement cost.

Investments

Investments in companies and other entities subject to significant influence are accounted for using the equity method. Other investments are recorded at cost.

Fixed assets and amortization

Fixed assets are recorded at cost, including capitalized interest and pre-production costs. Investment tax credits and government capital grants received reduce the cost of the related fixed assets.

Amortization is provided principally using the straight-line method at rates which amortize the fixed assets' cost over the productive lives of the assets as follows:

	Rate
Buildings, pulp and paper mill production equipment, and main logging roads	4 – 5%
Sawmill production equipment	8.5 – 10%
Hydroelectric power plants	2.5%

Additions to fixed assets are amortized from the date of operation.

Intangible assets and amortization

Intangible assets are recorded at cost. Amortization is provided using the straight-line method over the productive lives of the intangible assets.

	Rate
Water rights	2.5%
Cutting rights	4%

Environmental costs

The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of fixed assets. Amortization is charged to income over the estimated future benefit period of the asset. Environmental expenditures that are not expected to provide a benefit to the Company in future periods are accrued and expensed to earnings, on a site-by-site basis, when a requirement to remedy an environmental exposure is probable and a cost can be reasonably estimated.

Employee future benefits

The estimated cost of pensions and other post-retirement benefits provided by the Company to employees is accrued using actuarial techniques and assumptions, including an appropriate discount rate, during the employees' active service years.

The Company amortizes past service costs and cumulative unrecognized net actuarial gains and losses, in excess of 10% of the greater of the projected benefit obligation or the market-related value of plan assets, over the average remaining service period of the active employee group covered by the plans. The expected return on pension plan assets is based on a market-related value determined by using a five-year moving average for equity securities held, and by valuing other asset classes at their fair value.

Goodwill

Goodwill represents the excess of the purchase amount of investments in subsidiaries, joint ventures and businesses acquired over the proportionate share of the underlying value of the identifiable net assets at the date of acquisition. Since January 1, 2002, goodwill is no longer amortized to earnings, but periodically tested for impairment. During the fourth quarter of 2002, the Company completed the annual impairment test and found no impairment of goodwill. On an ongoing basis (absent any impairment indicators), the Company expects to perform its annual impairment tests during the fourth quarter of each year.

Income taxes

Future income tax assets and liabilities are recognized for the future income tax consequences of events that have been included in the financial statements or income tax returns of the Company. Future income taxes are provided for using the liability method. Under the liability method, future income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets, liabilities and certain carry forward items.

Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

Other assets

Deferred financing fees are amortized over the life of the related long-term debt, which generally ranges from 5 to 30 years.

Stock-based compensation plans

The Company has stock-based compensation plans, which are described in note 9. The Company records to earnings the intrinsic value of stock options at the grant date, which is usually nil. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to capital stock.

All costs related to the other stock-based compensation plans are accrued and expensed to earnings when earned.

Change in accounting policies

Effective January 1, 2002, the Company adopted the new recommendations of Section 3062 of the Canadian Institute of Chartered Accountants Handbook (the "Handbook") with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. During the second quarter, the Company completed the required transitional impairment test as at January 1, 2002 and found no impairment of goodwill. On an ongoing basis (absent any impairment indicators), the Company expects to perform its annual impairment tests during the fourth quarter of each year.

Effective January 1, 2002, the Company adopted retroactively with restatement the new recommendations of Section 1650 of the Handbook with respect to foreign currency translation and accordingly, eliminated the deferral and amortization of unrealized translation gains or losses on foreign currency denominated monetary items (mainly US dollars long-term debt) that have a fixed or ascertainable life extending beyond the period. As a result of these recommendations, "other assets" decreased by $338 million, future income taxes decreased by $44 million, and deficit increased by $294 million as of December 31, 2001. The restatement of prior periods earnings resulted in a decrease in net earnings of $183 million ($0.42 per share) for the year ended December 31, 2001, and a decrease in net earnings of $74 million ($0.20 per share) for the year ended December 31, 2000.

Effective January 1, 2002, the Handbook established new recommendations on stock-based compensation and other stock-based payments. The Company has chosen not to adopt the fair value method to record the stock options granted to employees and therefore, the new recommendations have had no effect on the balance sheet and the net earnings of the Company. The Company has presented the fair value disclosures required in note 9 to these financial statements.

The adoption of the new recommendations had no effect on the cash flows of the Company.

Accounting principles issued but not yet implemented

The CICA has issued Accounting Guideline AcG-13 "Hedging Relationships" that presents the views of the Accounting Standard Board on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, as well as on the discontinuance of hedge accounting. The Guideline establishes certain conditions for when hedge accounting may be applied. This Guideline should be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. In Management's opinion, the implementation of this Guideline would not have significant impact on the financial statements of the Company.

Effective January 1, 2003, the CICA has issued Emerging Issues Committee Abstract 132 "Share Purchase Financing" that provides guidelines on accounting for share purchase loans receivable from employees, mainly as to when those loans should be presented as a deduction from shareholders' equity and when so, interest received should be accounted for as a capital transaction. The Abstract also provides with required disclosures for such share purchase loans receivable from employees. The accounting treatment in this Abstract should be applied to all financial statements for all periods of fiscal years beginning on or after January 1, 2003. As of December 31, 2002, the Company had $5 million of such loans, which are presented as accounts receivable.

Comparative figures

Certain comparative figures presented in the financial statements have been reclassified to conform to the present year presentation.

2. Investment in joint ventures

(in millions of Canadian dollars)

The Company's consolidated financial position as at December 31, 2002 and 2001 and consolidated results of operations and cash flows for the years ended December 31, 2002 and 2001, and from April 18, 2000 to December 31, 2000 include, on a proportionate consolidation basis, the impact of its US joint venture partnerships comprising of Augusta Newsprint Company ("Augusta") – 50%, Alabama River Newsprint Company ("Alabama") – 50% and Alabama River Recycling Company ("Alabama Recycling") – 50%, its Asian joint venture ("PanAsia") – 33.33% up to August 16, 2001 and 50% thereafter, Star Lake Hydro Partnership – 51% and the Company's investments in joint venture sawmills in Québec as shown in the table below.

	2002	2001	2000
	$	$	$
Earnings			
Net sales	847	717	540
Operating profit	112	146	101
Net earnings	59	68	42
Cash flows from (used in)			
Operating activities	68	96	83
Financing activities	(45)	(53)	(67)
Investing activities	(23)	(39)	(14)
	–	4	2
Assets			
Current assets	295	256	223
Fixed assets and other non-current assets	1,226	1,211	937
Liabilities			
Current liabilities	135	104	74
Long-term debt	504	590	578
Other non-current liabilities	75	64	30

Beginning January 1, 2003, the Company has an option, at a predetermined amount, to purchase the other joint venture partner's 50% interest in Alabama and Alabama Recycling. This option is valid until June 30, 2005.

Beginning June 30, 2003, the Company has an option to purchase the other joint venture partner's 50% interest in Augusta. This option is valid until June 30, 2005.

3. Acquisitions and divestiture
(in millions of Canadian dollars)

a) 2002 Divestiture

On August 1, 2002, the Company completed the sale of its northern bleached softwood kraft pulp mill located in Saint-Félicien, Québec ("the Mill") to SFK Pulp General Partnership ("SFK GP"), created by SFK Pulp Fund ("the Fund") to acquire the Mill. The Company kept all trade receivables related to the Mill's business as at the closing date and received consideration comprising $437 million in cash, net of $3 million of post-closing transaction costs, 17,775,000 Class B exchangeable units of SFK GP ("Class B units") and a contingent consideration of $11 million. On August 16, 2002, pursuant to the exercise of the over-allotment option for units of the Fund by underwriters, the Company received an additional $23 million and a contingent consideration of $5 million on redemption of 2,962,500 Class B units. At December 31, 2002, the Company has a 25% interest in SFK GP.

Total net proceeds to the Company, after transaction costs, were approximately $624 million. The Company recorded a gain of $364 million before income taxes and a deferred gain of $134 million on interest yet retained at December 31, 2002. This deferred gain will be recorded to earnings upon sale of the investment.

The $16 million contingent consideration is to be held in trust by the Fund and may be released monthly to the Company between August 1, 2002 and December 31, 2003 if the Fund's monthly distributable cash, as defined in the relevant agreements exceeds certain levels. As of December 31, 2002, an amount of $5 million has been used by the Fund for distributions to its unitholders. The deferred gain described above has been reduced by the same amount.

Class B units are exchangeable into the Fund units on a one-for-one basis, under certain conditions. The Company accounts for its investment in SFK GP using the equity method. The Company views this investment as non-strategic and plans to divest it when appropriate.

b) 2001 Acquisitions

On August 16, 2001, the Company acquired 16.67% of the outstanding shares of PanAsia, a company owning interests in four newsprint mills located in Asia. As a result of that transaction, the Company's proportionate ownership rose from 33.33% to 50%. On September 4, 2001, the Company acquired all the outstanding shares of Valley Recycling Works Inc., carrying on a business of paper collection and sorting facilities located in Arizona.

c) 2000 Acquisition

Effective April 18, 2000, Abitibi-Consolidated Inc. acquired 100% of the outstanding Class A Subordinate Voting Shares and Class B Shares of Donohue (the "Donohue Shares") for a cash payment per Donohue Share of $12 and the issuance of 1.846 Abitibi-Consolidated Inc. common shares for each Donohue Share acquired.

As described in note 1, the business combination of Abitibi-Consolidated Inc. and Donohue has been accounted for using the reverse takeover method of purchase accounting. The cash component of the transaction, which amounted to $1,622 million, has been accounted for as a dividend paid to the former Donohue shareholders. The net assets acquired are those of Abitibi-Consolidated Inc. as at April 18, 2000, at their fair value. This value was based upon the assigned value of $16.25 per share for the 190 million issued and outstanding shares of Abitibi-Consolidated Inc. at that date, for a total value of $3,097 million.

The earnings of all businesses acquired or divested are included from the date of acquisition or up to the date of divestiture.

The fair value of net assets acquired and the carrying value of net assets sold were as follows:

	2002 Net assets sold	2001 Net assets acquired	2000 Net assets acquired
	$	$	$
Net assets acquired or sold			
Current assets	31	51	955
Fixed assets	104	280	5,349
Other assets and investments	–	3	70
Current liabilities assumed	(9)	(30)	(920)
Long-term debt and bank loan	–	(117)	(2,868)
Employee future benefits	(5)	–	(290)
Non-controlling interests	–	(11)	(19)
Future income tax liabilities	–	(3)	(340)
Goodwill	–	121	1,213
Fair value of net assets acquired or carrying value of net assets sold	121	294	3,150
Consideration paid (received)			
Cash	(460)	286	53
Balance receivable	(16)	–	–
Note payable	–	8	–
Class B exchangeable units of SFK GP	(148)	–	–
Common shares	–	–	3,097
	(624)	294	3,150

As mentioned in note 1 (principles of consolidation), the consolidated results of operations and cash flows for the period from January 1, 2000 to April 17, 2000 are those of Donohue Inc. only. The following pro forma condensed consolidated statements of earnings and cash flows for the year ended December 31, 2000 are presented as supplementary information. They give effect to the business combination of Donohue Inc. and Abitibi-Consolidated Inc. as though it had taken place on January 1, 2000.

Pro Forma Condensed Consolidated Statement of Earnings

Year ended December 31, 2000

(in millions of Canadian dollars, except per share amounts)

	(Unaudited)
	$
Net sales	6,496
Operating profit from continuing operations	993
Financial expenses	522
Earnings from continuing operations before goodwill amortization	223
Goodwill amortization	40
Earnings from continuing operations	183
Earnings from discontinued operations	93
Net earnings	276
Earnings per share (basic and diluted)	
From continuing operations before goodwill amortization	0.51
From continuing operations	0.42
Net earnings	0.63
Weighted average number of common shares outstanding (in millions)	440

Pro Forma Condensed Consolidated Statement of Cash Flows
Year ended December 31, 2000
(in millions of Canadian dollars)

	(Unaudited) $
Continuing operating activities	
Cash flows from continuing operating activities	932
Financing activities of continuing operations	
Increase in long-term debt	5,532
Repayment of long-term debt	(3,998)
Dividends paid to shareholders	(1,798)
Redemption of stock options	(49)
Other	(58)
Cash flows used in financing activities of continuing operations	(371)
Investing activities of continuing operations	
Business acquisition, net of cash acquired	(41)
Additions to fixed assets	(603)
Other	(4)
Cash flows used in investing activities of continuing operations	(648)
Cash used by continuing operations	(87)

4. Discontinued operations

(in millions of Canadian dollars, except per share amounts)

As mentioned in note 3, on August 1, 2002, the Company completed the sale of its northern bleached softwood kraft pulp mill located in Saint-Félicien, Québec. Accordingly, the operations of the Saint-Félicien pulp mill have been classified as discontinued operations.

Earnings from discontinued operations are as follows:

	2002 $	2001 $	2000 $
Net sales	103	215	298
Operating earnings before income taxes	19	53	135
Income tax expense	(6)	(17)	(42)
Gain on disposal of business before income taxes	364	–	–
Income tax expense	(71)	–	–
Earnings from discontinued operations	306	36	93
Earnings from discontinued operations per share	0.70	0.08	0.24
Condensed cash flows			
Cash flows from operating activities	54	47	97
Cash flows from financing activities	–	–	–
Cash flows used in investing activities	(3)	(9)	(7)
Cash flows generated by discontinued operations	51	38	90

57

5. Financial expenses

(in millions of Canadian dollars)

	2002	2001	2000
	$	$	$
Interest on long-term debt	440	464	379
Amortization of deferred financing fees	5	7	7
Write-off of unamortized financing fees and premium on early retirement of debt	10	–	29
Interest income	(15)	(2)	(8)
Other	4	1	–
	444	470	407

6. Other expenses (income)

(in millions of Canadian dollars)

	2002	2001	2000
	$	$	$
Discounts on sales of accounts receivable (note 19 c)	9	26	22
Gain on disposal of fixed assets	–	–	(29)
Gain on disposal of short-term investments	–	(10)	–
Other	4	(3)	–
	13	13	(7)

7. Income taxes

(in millions of Canadian dollars)

The differences between the effective tax rate reflected in the provision for income taxes and the combined statutory income tax rate are as follows:

	2002	2001	2000
	%	%	%
Combined basic Canadian federal and provincial tax rates	(36)	39	40
Manufacturing and processing allowances	4	(6)	(7)
Difference in tax rates for foreign subsidiaries	(9)	(7)	(1)
Recovery from change in tax rates	–	(9)	(6)
Non-taxable portion of capital gains/losses	(8)	15	6
Canadian large corporations tax	4	5	4
Re-evaluation of current and future income tax assets and liabilities	(26)	–	–
Other	(11)	2	2
Effective income tax rate	(82)	39	38

The temporary differences that give rise to future tax assets and liabilities at December 31 consist of the following:

	2002	2001
	$	$
Non-current future income tax liabilities		
Fixed assets and intangible assets	1,538	1,348
Other	–	33
	1,538	1,381
Non-current future income tax assets		
Loss carry forwards	676	500
Other	97	–
	773	500
Non-current future income tax liabilities, net	765	881

Significant components of the income tax expense are as follows:

	2002	2001	2000
	$	$	$
Current income tax expense	27	72	32
Future income tax expense relating to origination and reversal of timing differences	(208)	32	137
Future income tax benefit resulting from rate changes	–	(20)	(22)
Income tax expense (recovery)	(181)	84	147

Management believes that all future income tax assets will more likely than not be realized.

8. Capital stock

(in millions of Canadian dollars)

a) Authorized

The Company is incorporated under the Canada Business Corporations Act and is authorized to issue an unlimited number of preferred shares and common shares.

b) Issued common shares

	2002		2001		2000	
	Millions of shares	$	Millions of shares	$	Millions of shares	$
Common shares, beginning of year	440	3,520	440	3,520	190	2,552
Issue of common shares	–	–	–	–	250	4,056
Difference between the stated capital and accounting value of shares issued to former shareholders of Donohue	–	–	–	–	–	(3,088)
Common shares, end of year	440	3,520	440	3,520	440	3,520

The acquisition of Donohue Inc. was completed during 2000 with the issue of 250 million common shares as part of the consideration for the acquisition of the outstanding 135 million class A and class B shares of Donohue Inc.

Under the reverse takeover method of accounting for business combination applied in 2000, shares issued to Donohue's shareholders are presented at the book value of Donohue Capital Stock prior to the acquisition date and the 190 million shares of Abitibi-Consolidated Inc. outstanding prior to the acquisition are considered to be issued at $16.25 per share.

c) Earnings per share

As described in note 1 (principles of consolidation), the operations of the Company prior to April 18, 2000 are exclusively those of Donohue. For comparative purposes, the weighted average number of common shares outstanding for periods prior to April 18, 2000 are based upon the number of Donohue common shares then outstanding, restated to give effect to the share exchange referred to in note 1.

The exercise of outstanding stock options as at December 31, 2002, 2001 and 2000 would have had a non-dilutive effect on the earnings per share.

9. Stock-based compensation plans

a) Employees share ownership plan

On January 1, 2002, the Company introduced a stock ownership plan for its non-unionized employees, including senior executives. Under this plan, participants may contribute, through payroll deductions, up to $3,000 annually. On January 31 of each year provided certain conditions are met, the Company will contribute an additional amount equal to 33% of the total contribution made by each participant during the preceding year. The shares will be purchased on the open market.

b) Performance share units plan

The Company has established a performance share unit (PSU) plan for designated senior executives, which places an emphasis on pay for performance. Performance is measured on the basis of an annualized rate of return over a three-year performance period. It is based on a total shareholder return (TSR), which reflects share price appreciation and dividends paid for the period. PSUs are earned on the basis of the Company's TSR ranking measured against the TSR of comparable companies. Payments to executives are based on the number of PSUs earned multiplied by the market value of the Company's common shares at the end of the three-year performance period. At the employee's discretion, payment may be made entirely in common shares purchased on the open market or 50% in common shares and 50% in cash. During the year ended December 31, 2002, the Company granted 170,950 PSUs (2001 – 134,654 PSUs) bringing the total outstanding to 305,604. As at December 31, 2002 and 2001, there was no significant amount payable under this plan.

c) Deferred share unit plans

The Company has established a deferred share unit plan for designated senior executives. Under the terms of this plan, senior executives can elect to have a portion of their annual incentive remuneration paid to them in the form of deferred share units (DSU). Each DSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A DSU is paid to an executive upon termination of employment and is payable, at the executive's option, in the form of either cash or common shares of the Company, which are purchased on the open market. As at December 31, 2002, 168,885 DSUs are outstanding (2001 – 110,123 DSUs).

Non-employee directors of the Company are also given the option to receive a part of their annual retainer, meeting fees and awards under the Directors' Share Award Plan in the form of DSUs. A DSU is paid to a director upon termination of Board service and is payable in the form of cash. As at December 31, 2002, 98,934 DSUs are outstanding (2001 – 72,775 DSUs).

d) Stock option plans

The Company has stock option plans for eligible employees and non-employee directors of the Company, under which common shares of the Company may be purchased at a price equal to the market price of the common shares at the date of granting of the option. The right to exercise the options generally vests over a period of four years of continuous employment or immediately for non-employee directors of the Company. The options can be exercised over a period not to exceed 10 years from the date of the grant. Under these plans, a maximum of 12,950,000 stock options may be granted.

In accordance with Section 3870 of the Handbook and using the straight-line method over the vesting period, the following pro forma disclosures present the effect on income had the fair value-based method been chosen. Only stock options granted after the adoption date have been fair valued.

(in millions of Canadian dollars, except per share amounts)	2002 $
Net earnings	
As reported	259
Pro forma	257
Earnings per share	
As reported	0.59
Pro forma	0.58

The fair value of each option granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

Assumptions	
Dividend yield	3.0%
Volatility	29.9%
Risk-free interest rate	5.2%
Expected option life (in years)	5.9
Weighted average fair value of each option ($/option)	5.33

A summary of the status of the Stock Option Plans as of December 31, 2002 and 2001, and changes during the years ended on those dates is presented below:

	2002		2001	
	Options/ in millions of shares	Weighted average exercise price $	Options/ in millions of shares	Weighted average exercise price $
Outstanding at beginning of year	8.9	15.18	7.6	16.38
Granted	2.3	13.32	2.2	11.86
Cancelled	(0.3)	17.87	(0.9)	17.43
Outstanding at end of year	10.9	14.75	8.9	15.18
Options exercisable at end of year	5.9	16.21	4.4	17.13

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options outstanding			Options exercisable	
Range of exercise prices	Options outstanding	Average remaining life (years)	Weighted average exercise price $	Options exercisable	Weighted average exercise price $
$9.93 to $11.77	1.8	8	11.76	0.5	11.77
$12.06 to $13.33	2.7	9	13.24	0.3	13.12
$13.42 to $14.25	1.5	7	13.46	0.8	13.48
$14.27 to $15.99	2.2	6	14.48	1.6	14.49
$16.18 to $17.94	0.9	3	17.47	0.9	17.48
$18.50 to $18.52	1.1	5	18.52	1.1	18.52
$21.53 to $23.08	0.7	4	22.12	0.7	22.12
	10.9		14.75	5.9	16.21

Outstanding employee stock purchase loans under this Plan totalled $5 million at December 31, 2002 (2001 – $5 million) and are included in accounts receivable on the balance sheet. The loans mature at various dates from 2003 to 2009 and bear interest. They are generally secured by the related common stock of the Company.

10. Supplemental cash flow information

(in millions of Canadian dollars)

	2002	2001	2000
	$	$	$
Changes in non-cash operating working capital from continuing operations			
Accounts receivable	(72)	227	125
Inventories	54	(48)	(13)
Prepaid expenses	(10)	1	19
Accounts payable and accrued liabilities	(40)	(318)	59
Income tax payable	2	87	(7)
	(66)	(51)	183
Non-cash transactions excluded from consolidated cash flows			
Additions of fixed assets included in accounts payable at year-end	29	34	68
Cash outflows from operations related to			
Interest on long-term debt	430	465	288
Income tax	27	27	71

Cash and cash equivalents comprise cash on hand, demand deposits and banker's acceptances and commercial papers with a maturity of three months or less from the date of purchase that are recorded at cost, which approximates market value.

11. Inventories

(in millions of Canadian dollars)

	2002	2001
	$	$
Newsprint and value-added groundwood papers	163	188
Lumber	102	83
Logs, wood chips and other raw materials	213	282
Production and maintenance supplies	302	291
	780	844

12. Investments

(in millions of Canadian dollars)

	2002	2001
	$	$
Investments in companies and other entities subject to significant influence		
SFK GP (note 3 a)	148	–
Private	41	29
Investment in other private companies, at cost	75	43
	264	72

13. Fixed assets

(in millions of Canadian dollars)

	2002			2001		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Buildings, pulp and paper mill production equipment	8,161	1,931	6,230	8,047	1,424	6,623
Sawmill production equipment	607	341	266	584	298	286
Woodlands, roads, timberlands, camps and equipment	294	108	186	289	96	193
Hydroelectric power plants	450	76	374	451	48	403
Construction in progress	82	–	82	26	–	26
	9,594	2,456	7,138	9,397	1,866	7,531

During the year, interest expense amounting to $2 million (2001 – $8 million, 2000 – $13 million) has been capitalized in connection with the capital projects.

During the year 2002, the Company recorded a write-down of $12 million relating to the existing thermomechanical pulp mill at its Thorold, Ontario mill. During the year 2001, a write-down of $33 million has been recorded relating to the thermomechanical pulp mill at its Sheldon, Texas mill. No write-down has been recorded in 2000. The related expense is included in amortization of fixed assets in the Consolidated Statement of Earnings.

14. Intangible assets

(in millions of Canadian dollars)

	2002			2001		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Water rights	500	34	466	500	21	479
Cutting rights	77	42	35	77	39	38
	577	76	501	577	60	517

15. Other assets

(in millions of Canadian dollars)

	2002	2001
	$	$
Deferred financing fees	34	41
Other	40	42
	74	83

Amortization of deferred financing fees amounted to $5 million during the year (2001 – $7 million, 2000 – $7 million). Write-off of unamortized deferred financing fees amounted to $2 million during the year (2001 – nil, 2000 – $29 million).

16. Long-term debt

(in millions of Canadian dollars)

a) Recourse

	2002 $	2001 $
Canadian and US revolving facilities bearing interest at floating rates based on bankers acceptance, prime, US base rate or LIBOR, maturing in 2003 and 2005 (US portion – US$15 million)	49	–
Canadian and US term loans bearing interest at floating rates based on bankers acceptance, prime, US base rate or LIBOR, maturing in 2005 (2002 – US$344 million, 2001 – US$362 million)	543	577
US$150 million 9.125% notes due May 15, 2005 (2001 – US$150 million)	–	239
US$401 million 8.30% notes due August 1, 2005 (2001 – US$450 million)	633	717
US$300 million 6.95% notes due December 15, 2006	473	478
US$200 million 7.625% notes due May 15, 2007	315	319
US$250 million 6.95% notes due April 1, 2008	370	370
US$250 million 7.875% notes due August 1, 2009	385	387
US$500 million 8.55% notes due August 1, 2010	789	796
US$100 million 7.40% debentures due April 1, 2018	139	139
US$250 million 7.50% debentures due April 1, 2028	338	339
US$250 million 8.50% debentures due August 1, 2029	376	378
US$450 million 8.85% debentures due August 1, 2030	710	717
Other	11	11
	5,131	5,467
Less: Due within one year	38	30
	5,093	5,437

In each of the years 2002 and 2001, the Company renewed its 364-day revolving facility for its original amount of $500 million, which now matures in December 2003. The available portion of the revolving facilities was $681 million as at December 31, 2002 ($715 million in 2001).

On December 11, 2001, the Company issued US$300 million 6.95% notes due in 2006. The net proceeds of this issue were used to repay bank indebtedness.

Certain debt agreements contain restrictive covenants. In addition, the bank credit facilities require the Company to meet specific financial ratios. At December 31, 2002, the Company met the required ratios.

b) Non-recourse

The Company's portion of the long-term debt of its US, Asian and other joint ventures is with recourse only to the assets of the respective joint venture entities. These loans are described as non-recourse as they have no recourse to the parent company but are secured by joint venture assets and consist of the following debt:

	2002	2001
	$	$
Alabama		
US$76 million floating-rate term loan, maturing in 2004 (2001 – US$94 million)	120	149
Alabama Recycling		
US$4 million 10.50% senior notes, maturing in 2004 (2001 – US$6 million)	6	9
Augusta		
US$13 million 10.01% senior secured notes, maturing in 2004 (2001 – US$19 million)	20	30
US$25 million 7.70% senior secured notes, maturing in 2007	37	37
PanAsia		
US$54 million (2001 – US$66 million) floating-rate loans, maturing in 2006-2007	86	106
Korean Won 115 billion (2001 – Korean Won 138 billion) fixed-rate loans, maturing 2003-2007	149	165
Capital leases and other borrowing facilities	55	63
Other	29	32
	502	591
Less: Due within one year	187	219
	315	372

PanAsia has a line of credit of US$90 million bearing prevailing market interest rates. This line of credit was undrawn as at December 31, 2002 and 2001.

The Alabama bank debt has been extended and now matures in 2004.

Joint venture distributions are subject to certain restrictions until these loans are repaid in accordance with the loan agreements.

c) Scheduled long-term debt repayments

	Recourse Debt	Non-Recourse Debt
	$	$
2003	38	187
2004	31	153
2005	1,167	76
2006	473	32
2007	316	32
Thereafter	3,106	22
	5,131	502

d) Fair value of long-term debt

The estimated fair value of the long-term debt at the year-end dates is as follows and has been determined based on management's best estimate of the fair value to renegotiate debt with similar terms at the respective year-end dates:

	2002	2001
	$	$
Recourse	5,505	5,589
Non-recourse	504	606
	6,009	6,195

17. Employee future benefits

(in millions of Canadian dollars)

The Company maintains contributory defined benefit pension plans covering certain groups of employees. The Company has an obligation to ensure that these plans have sufficient funds to pay the benefits earned. These plans provide pensions based on length of service and certain average employee earnings. The pension expense and the obligation related to the defined benefit plans are actuarially determined using management's most probable assumptions. The Company provides other defined benefit plans consisting of group health care and life insurance benefits to eligible retired employees and their dependents. The Company also sponsors various defined contribution pension plans.

Information about the Company's defined benefit pension plans and other benefit plans in aggregate, is as follows:

	Pension Benefits Plans		Other Benefits Plans	
	2002	2001	2002	2001
	$	$	$	$
Change in accrued benefit obligation				
Accrued benefit obligation at beginning of year	3,046	2,982	174	149
Service cost	75	67	4	1
Interest cost	205	200	13	12
Plan amendments	23	28	–	–
Actuarial loss attributable to experience	140	36	28	19
Settlement	(21)	(79)	–	–
Curtailment and special early retirement	3	–	(8)	–
Foreign exchange loss	8	10	–	3
Benefits paid	(192)	(198)	(12)	(10)
Accrued benefit obligation at end of year	3,287	3,046	199	174
Change in plan assets				
Fair value of plan assets at beginning of year	2,665	2,821	–	–
Actual return on plan assets	(92)	29	–	–
Employer's contributions	107	63	12	10
Plan participants' contributions	28	24	–	–
Benefits paid	(192)	(198)	(12)	(10)
Settlement	(21)	(79)	–	–
Foreign exchange gain	1	5	–	–
Fair value of plan assets at end of year	2,496	2,665	–	–
Funded status of the plans				
Funded status of the plans – surplus (deficit)	(791)	(381)	(199)	(174)
Unrecognized prior service cost	45	27	2	–
Unrecognized actuarial loss	759	296	50	28
Other component	(2)	–	1	–
Net amount recognized	11	(58)	(146)	(146)

As at December 31, 2002, for the pension plan with an accrued benefit obligation in excess of fair value plan assets, the accrued benefits obligation and the fair value of defined benefit plan assets were $3,287 million and $2,496 million (2001 – $2,692 million and $2,267 million) respectively.

Pension and other benefit costs of these plans are as follows:

	2002	2001	2000
	$	$	$
Current service cost	52	43	41
Interest cost on earned benefit obligations	220	212	163
Expected return on plan assets	(239)	(229)	(177)
Curtailment and special early retirement	10	–	–
Other components	7	–	(1)
Net cost	50	26	26
Weighted average assumptions are as follows:			
Discount rate	6.50%	6.75%	6.75%
Expected return on plan assets	8.00%	8.00%	8.56%
Rate of compensation increase	3.60%	3.55%	3.39%

For measurement purpose for other benefits plans, 11.35% weighted-average annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.7% for 2013 and remain at that level thereafter.

An increase of 1% of this rate would have the following impact:

	Increase of 1%
Impact on net periodic benefit cost	2
Impact on accrued benefit obligation	19

18. Foreign currency translation adjustment

(in millions of Canadian dollars)

For investments in self-sustaining operations, the foreign currency translation adjustment represents the unrealized gain or loss on the Company's net investment. These valuation adjustments are recognized in earnings only when there is a reduction in the Company's investment in the respective foreign operations.

	2002	2001
	$	$
Foreign currency translation adjustment, beginning of year	17	40
Unrealized gains (losses) for the year on translation of net assets	32	(23)
Foreign currency translation adjustment, end of year	49	17

19. Financial instruments and risk management

a) Foreign exchange risk management

The Company uses various financial instruments to reduce its exposure to foreign currency exchange risk. Furthermore, the long-term debt expressed in US dollars is also considered an effective economic hedge against the exchange risk related to the future revenue streams originating from sales denominated in US dollars.

The Company had the following US dollar forward contracts outstanding at December 31:

Maturity	Average Canadian dollar Contract rate to sell US$1		Contract amount Millions of US dollars	
	2002	2001	2002	2001
			$	$
2002	–	1.4038	–	556
2003	1.4692	1.4692	449	449
2004	1.4918	1.4918	5	5

The Company had the following US dollar zero cost tunnels contracts outstanding at December 31:

Maturity	Average floor	Average ceiling	Average floor	Average ceiling	Contract amount Millions of US dollars	
	2002		2001		2002	2001
					$	$
2002	–	–	1.4260	1.4912	–	58
2003	1.5571	1.6227	–	–	281	–
2004	1.5757	1.6247	–	–	208	–

The Company had the following US dollar put option contracts outstanding at December 31:

Maturity	Average Canadian dollar Contract rate to sell US$1		Contract amount Millions of US dollars	
	2002	2001	2002	2001
			$	$
2002	–	1.5310	–	51

The gains and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded. As at December 31, 2002, the Company would have had to pay $55 million (2001 – $164 million) had it settled its then outstanding foreign exchange contracts. Above and beyond that potential obligation, an amount of $11 million receivable (2001 – $15 million payable) has been recorded as part of the reverse takeover accounting, when all of the foreign exchange contracts of Abitibi-Consolidated Inc. were marked to market.

b) Interest rate risk management

The Company uses interest rate swap agreements to manage the fixed and floating interest rate mix of its recourse debt portfolio and related cost of borrowing whereby it is committed to exchange with the contracting parties, at specific intervals, the difference between the fixed and floating interest rates or within a specified range of interest rates calculated by reference to the notional amounts. Interest expense on the debt is adjusted to include payments made or received under these agreements. The related amount receivable from counterparts is included in the accounts receivable.

As at December 31, 2002, the Company had US$200 million (2001 – nil) of interest rate swaps designated as hedges on the interest expense of the $US401 million 8.30% notes due August 1, 2005. The interest paid under these agreements is based on the LIBOR six months rate.

The Company would have received $17 million (2001 – nil) had it settled its interest rate swaps outstanding as at December 31, 2002.

As at December 31, 2002, the Company had $11 million of deferred gain realized on early termination of interest swap contracts. This gain will be amortized against interest expense over the remaining term of the original contracts maturing in 2006 and 2007.

c) Credit risk management

The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance and, in some cases, requires bank letters of credit. As a result, the Company does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, specialty paper, commercial printing, and lumber wholesaling and retailing businesses.

The Company has ongoing programs to sell up to US$500 million of accounts receivable, with minimal recourse, to major financial institutions pursuant to sale agreements. The book value of the retained interests, evaluated using a fair value model, approximates fair value. The Company acts as a service agent and administers the collection of the accounts receivable sold pursuant to these agreements. Since the fees received for servicing the accounts receivable approximate the value of services rendered, no servicing asset or liability has been recorded.

Under these programs, the outstanding balance as at December 31, 2002 was $472 million (2001 – $448 million). The net cash received during the year from these financial institutions, $20 million (2001 – repayment of $234 million) is presented as a change in non-cash operating working capital components.

d) Fair value of financial instruments

The carrying amount of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximates their fair value because of the short-term maturities of these items.

The differences between the carrying and the fair value of financial instruments contracted by the Company arise from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date. The Company does not hold financial instruments for speculative purposes and the effect on the financial statements may vary depending on future changes in interest and exchange rates. See note 16 "Long-term debt" for a comparison of the carrying and the fair values of the Company's long-term debt.

20. Commitments

a) Capital expenditures

On December 11, 2002, the Company announced the conversion of the newsprint machine at its mill in Alma, Québec, to the Company developed product known as *Equal Offset*™. The total cost of this program is estimated at $181 million, including capitalized interests. As at December 31, 2002, no cost has been incurred and no firm commitments have been taken in connection with this capital project.

In 2002, the Company began the rehabilitation of its Iroquois Falls, Ontario hydro-electric power plant. The total cost of this project is an estimated amount of $35 million. As at December 31, 2002, the Company has incurred costs of $6 million and had firm commitments of $29 million in connection with this project.

b) Fibre supply

Historically, fibre was provided to the Saint-Félicien mill by the Company. Since the closing of the sale of the mill to SFK GP (note 3), SFK GP has a 20-year fibre supply agreement with the Company. Subject to certain conditions, the price of fibre payable by SFK GP will be tied to the price of pulp for the first 740,000 tonnes of fibre per year.

c) Other

In the normal course of its business activities, the Company has other commitments under various equipment and office operating leases for which no material cash outflows are expected.

21. Contingent liabilities

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either an adequate provision has been made or for which no material liability is expected.

22. Related party transactions

(in millions of Canadian dollars)

As at December 31, 2002, the Company owned an interest of 25% in SFK GP. The following table summarizes the transactions between the Company and related parties. These transactions are in the normal course of operations and have been carried out on the same terms as would have applied with unrelated parties, except the fibre sales as mentioned in note 20.

	2002	2001
	$	$
Fibre sales	36	–
Purchases of market pulp	13	–
Accounts receivable from SFK GP	5	–

23. Differences between Canadian and United States Generally Accepted Accounting Principles

(in millions of Canadian dollars, except per share amounts)

The Company's consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") which, in the case of the Company, are in conformity in all material respects with US GAAP, with the following material exceptions:

a) The Company has outstanding foreign exchange forward contracts, which it designates as a hedge of anticipated future revenue and outstanding interest rate swap, which it designates has a hedge of the fair value of a portion of the long-term debt. Since January 1, 2001, the Financial Accounting Standard Board ("FASB") Statement 133 "Accounting for Derivative Instruments and Hedging Activities" requires accounting for derivative in the balance sheet at fair value. There was no transition amount upon the adoption of FASB Statement 133. Up to December 31, 2000, under US GAAP, any gains or losses on such foreign exchange forward contracts were recognized in income immediately.

b) In Canada, gains or losses on early retirement of long-term debt are included in earnings before extraordinary items. In the United States, up to December 31, 2002, those items were specifically classified as extraordinary.

c) The Company recorded the disposal of its investment in the Saint-Félicien mill as discontinued operations. Under US GAAP, in accordance with FASB Statement 144, the disposal would not be accounted for as discontinued operations as the Company still has an involvement in the operations of the mill through its remaining participation in SFK as of December 31, 2002.

d) The Company accounts for its joint venture investments using the proportionate consolidation method. Under US GAAP, these joint ventures would be accounted for using the equity method.

e) The Company recorded the redemption of Donohue's stock options as a capital transaction charged to retained earnings. Under US GAAP, in accordance with APB25 "Accounting for Stock Issued to Employees", a compensation cost would have been recorded to earnings upon the early settlement of the options.

f) Up to July 1, 2001, Canadian GAAP permitted the acquirer in a business combination accounted as a purchase to adjust to fair value specific assets and obligations of the acquirer as if they were those of the acquired Company. These are referred to as the duplicate property provisions. US GAAP would have not permitted this accounting treatment in accordance with EITF Abstract 95-3.

g) The Company deducts the distribution costs from gross revenue in determining the net sales on its Consolidated Statement of Earnings. Under US GAAP, in accordance with EITF Abstract 00-10, these costs would be included in the cost of products sold.

h) The provisions of FASB Statement 87 "Employers' Accounting for Pensions" required the Company to record an additional minimum liability that represents the excess of accumulated benefit obligation over the fair value of the Plan assets as at December 31, 2002 and 2001, for those plans having such an excess.

i) The Financial Accounting Standard Board has issued FASB Statement 143 "Accounting for Asset Retirement Obligations", effective for fiscal years beginning after June 15, 2002. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The financial statements of the Company will be subject to this Statement in 2003. The impact on the financial statements of the Company has not yet been determined.

The following information is presented in accordance with US GAAP, reflecting the adjustments disclosed above.

Effects on the consolidated net earnings

	2002	2001	2000
	$	$	$
Net earnings, as reported in the consolidated statement of earnings per Canadian GAAP	259	106	293
Current year adjustments			
Derivative financial instruments (a)	23	25	(78)
Redemption of stock options (e)	–	–	(49)
Duplicate property adjustments related to the business combination (f)	–	–	(67)
Write-off of financing charges and foreign exchange losses on early debt retirement (b)	10	–	20
Goodwill amortization (f)	–	1	1
Income tax (expense) recovery	(5)	(50)	64
Earnings before extraordinary item, as adjusted per US GAAP	287	82	184
Extraordinary item net of applicable income taxes (b)	(7)	–	(14)
Net earnings, as adjusted per US GAAP	280	82	170
Per share data (basic and diluted)			
Net earnings, as reported per Canadian GAAP	0.59	0.24	0.76
Net earnings, as adjusted per US GAAP	0.64	0.19	0.44

All alphabetical references in this table relate to note 23.

Condensed consolidated balance sheets

	2002		2001	
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
	$	$	$	$
Current assets	1,528	1,250	1,582	1,368
Current assets of discontinued operations (c)	–	–	58	–
Investments (d)	264	1,071	72	794
Fixed assets	7,138	5,923	7,531	6,422
Intangible assets	501	501	517	517
Other assets	74	63	83	78
Goodwill (f)	1,426	1,383	1,420	1,377
Non-current assets of discontinued operations (c)	–	–	106	–
	10,931	10,191	11,369	10,556
Current liabilities (a)	1,333	1,253	1,406	1,231
Current liabilities of discontinued operations (c)	–	–	9	–
Long-term debt	5,408	4,921	5,809	5,438
Employee future benefits (h)	135	536	204	209
Non-controlling interests	70	37	69	35
Deferred gain	134	134	–	–
Future income taxes (a) (h)	765	585	881	827
Non-current liabilities of discontinued operations (c)	–	–	20	–
Shareholders' equity	3,086	2,725	2,971	2,816
	10,931	10,191	11,369	10,556

All alphabetical references in this table relate to note 23.

Condensed consolidated cash flows

	2002	2001	2000
	US GAAP		
	$	$	$
Cash flows from operating activities	229	818	1,013
Cash flows used in financing activities	(506)	(48)	(416)
Cash flows from (used in) investing activities	220	(697)	(561)
Cash and cash equivalents, end of year	76	133	60

Other disclosure

Under US GAAP, the Company is required to prepare a distinct statement of comprehensive income. This statement would be as follows for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
	$	$	$
Net earnings, as adjusted per US GAAP	280	82	170
Other comprehensive income			
Cumulative translation adjustment on investment in foreign subsidiaries	32	57	(32)
Gain (loss) on derivative financial instruments net of taxes of $22 million (2001 – $25 million) (a)	48	(74)	–
Additional minimum liability adjustments, net of taxes of $128 million (2001 – $2 million) (h)	(275)	(5)	–
Comprehensive income	85	60	138

All alphabetical references in this table relate to note 23.

HISTORICAL REVIEW

(in millions of Canadian dollars, except per share amounts)

	2002	2001	2000	1999
	$	$	$	$
EARNINGS [3][4][5][6]				
Net sales	5,122	5,811	5,370	2,220
Cost of products sold	4,107	4,018	3,814	1,643
Selling, general and administrative expenses	169	172	167	64
Amortization of fixed assets	648	640	489	209
Amortization of intangible assets	16	16	12	3
Operating profit (loss) from continuing operations	182	965	888	301
Financial expenses	444	470	407	93
Loss (gain) on translation of foreign currencies	(54)	265	95	–
Other expenses (income)	13	13	(7)	(14)
Earnings (loss) from continuing operations before the following items	(221)	217	393	222
Income tax expense (recovery)	(181)	84	147	34
Non-controlling interests	7	23	16	10
Goodwill amortization	–	40	30	10
Earnings (loss) from continuing operations	(47)	70	200	168
Earnings from discontinued operations	306	36	93	48
Net earnings (loss)	259	106	293	216
Earnings (loss) per share [1]	0.59	0.24	0.76	0.86
Dividends declared per share [1]	0.40	0.40	0.36	0.24
BALANCE SHEET [3][5][6]				
Current assets	1,528	1,582	1,599	736
Current assets of discontinued operations	–	58	60	55
Fixed assets	7,138	7,531	7,382	2,513
Intangible assets	501	517	532	44
Goodwill	1,426	1,420	1,337	154
Deferred charges and other assets	338	155	124	101
Non-current assets of discontinued operations	–	106	108	111
Total assets	10,931	11,369	11,142	3,714
Current liabilities	1,333	1,406	1,688	422
Current liabilities of discontinued operations	–	9	10	9
Long-term debt	5,408	5,809	5,265	1,281
Future income taxes	765	881	857	407
Other liabilities	269	204	257	38
Non-controlling interests	70	69	60	45
Non-current liabilities of discontinued operations	–	20	21	23
Shareholders' equity	3,086	2,971	2,984	1,489
Total liabilities and shareholders' equity	10,931	11,369	11,142	3,714
Book value per share [1]	7.01	6.75	6.78	5.99

1. Financial information per share and the number of shares have been calculated to reflect the three for two and the two for one stock split in 1999 and 1994, and the impact of share exchange based on reverse takeover method of purchase accounting in 2000.
2. "Cash flows" figures for 1997 to 2002 inclusive reflect CICA new recommendations. The entry was formerly "Changes in financial position".
3. Financial statements figures for 1998 to 2002 inclusive reflect CICA new recommendations regarding future income taxes and employee future benefits.
4. Financial results prior to April 18, 2000 represent Donohue Inc. operations only, and results of Abitibi-Consolidated Inc. are included only from that date.
5. Financial statements figures for 2000 to 2002 inclusive reflect CICA new recommendations regarding foreign currency translation.
6. Financial statements figures have been reclassified to conform to the current period presentation, including the presentation of discontinued activities.

	1998	1997	1996	1995	1994	1993	1992
	$	$	$	$	$	$	$
	2,054	1,498	1,392	773	602	418	342
	1,375	1,001	847	495	392	313	303
	63	53	51	32	27	24	28
	179	151	127	46	39	42	35
	3	3	3	3	2	1	1
	434	290	364	197	142	38	(25)
	96	82	67	(6)	13	13	32
	–	–	–	–	–	–	–
	5	1	2	–	5	2	–
	333	207	295	203	124	23	(57)
	113	83	113	68	47	10	(13)
	15	9	15	17	2	(2)	(7)
	10	–	–	–	–	–	–
	195	115	167	118	75	15	(37)
	34	40	31	123	39	2	22
	229	**155**	**198**	**241**	**114**	**17**	**(15)**
	0.93	0.63	0.82	1.11	0.57	0.08	(0.09)
	0.22	0.20	0.23	0.23	0.09	0.01	–
	803	520	562	385	382	193	182
	57	51	47	56	47	45	44
	2,405	1,717	1,768	644	488	321	344
	47	51	54	57	35	23	24
	158	–	–	–	–	–	–
	175	95	74	42	33	24	24
	123	132	138	145	151	164	178
	3,768	**2,566**	**2,643**	**1,329**	**1,136**	**770**	**796**
	531	310	363	230	142	4	14
	16	69	65	(10)	30	79	92
	1,341	742	909	216	259	176	191
	382	200	173	86	77	59	46
	36	7	8	8	(5)	(4)	(4)
	61	48	47	41	67	48	61
	24	25	25	27	28	29	31
	1,377	1,165	1,054	731	538	380	365
	3,768	**2,566**	**2,643**	**1,329**	**1,136**	**770**	**796**
	5.57	4.69	4.25	3.34	2.46	1.91	1.83

HISTORICAL REVIEW

(in millions of Canadian dollars, except per share amounts)

	2002	2001	2000	1999
	$	$	$	$
CASH FLOWS (2) (3) (4) (6)				
Continuing operating activities				
Net earnings and items not affecting cash	309	1,041	912	398
Changes in non-cash operating working capital	(66)	(51)	183	(78)
Cash flows from continuing operating activities	243	990	1,095	320
Financing activities of continuing operations				
Net proceeds on issuance of shares	–	–	3	10
Increase in long-term debt	911	1,579	5,316	144
Repayment of long-term debt	(1,281)	(1,599)	(4,015)	(140)
Increase (decrease) of bank loan	–	–	–	(12)
Dividends	(181)	(198)	(1,746)	(68)
Other	–	–	(90)	(6)
Cash flows from (used in) financing activities of continuing operations	(551)	(218)	(532)	(72)
Investment activities of continuing operations				
Additions to fixed assets	(214)	(459)	(521)	(287)
Business acquisition, net of cash acquired	–	(286)	(41)	(82)
Acquisition of non-controlling interests in subsidiary companies	–	–	–	–
Net proceeds on disposal of discontinued operations	460	–	–	–
Other	(46)	16	9	–
Cash flows from (used in) investing activities of continuing operations	200	(729)	(553)	(369)
Cash generated by (used in) continuing operations	(108)	43	10	(121)
Cash generated by discontinued operations	51	38	90	52
Increase (decrease) in cash and cash equivalent	(57)	81	100	(69)
SHIPMENTS				
Newsprint (in thousands of tonnes)	4,624	4,456	4,667	2,275
Value-added groundwood papers (in thousands of tonnes)	1,770	1,761	1,406	271
Lumber (in millions of board feet)	1,759	1,704	1,828	1,476
RATIOS				
Return on shareholders' equity (3)	8.6	3.6	13.1	15.1
Net long-term debt to total capitalization	0.635	0.658	0.642	0.468

1. Financial information per share and the number of shares have been calculated to reflect the three for two and the two for one stock split in 1999 and 1994, and the impact of share exchange based on reverse takeover method of purchase accounting in 2000.
2. "Cash flows" figures for 1997 to 2002 inclusive reflect CICA new recommendations. The entry was formerly "Changes in financial position".
3. Financial statements figures for 1998 to 2002 inclusive reflect CICA new recommendations regarding future income taxes and employee future benefits.
4. Financial results prior to April 18, 2000 represent Donohue Inc. operations only, and results of Abitibi-Consolidated Inc. are included only from that date.
5. Financial statements figures for 2000 to 2002 inclusive reflect CICA new recommendations regarding foreign currency translation.
6. Financial statements figures have been reclassified to conform to the current period presentation, including the presentation of discontinued activities.

	1998	1997	1996	1995	1994	1993	1992
	$	$	$	$	$	$	$
	403	314	362	193	136	70	(9)
	29	(6)	(152)	80	87	9	46
	432	308	210	273	223	79	37
	8	6	181	1	64	1	40
	874	306	957	87	86	78	168
	(373)	(574)	(284)	(126)	(75)	(115)	(291)
	(2)	2	4	(3)	19	(22)	19
	(71)	(59)	(71)	(56)	(18)	(2)	(2)
	(6)	(6)	(15)	(1)	(13)	(1)	(3)
	430	(325)	772	(98)	63	(61)	(69)
	(110)	(75)	(92)	(136)	(56)	(20)	(21)
	(675)	(9)	(1,068)	(38)	(105)	–	–
	–	–	–	(100)	–	–	(1)
	–	–	–	–	–	–	–
	(1)	6	–	–	1	–	–
	(786)	(78)	(1,160)	(274)	(160)	(20)	(22)
	76	(95)	(178)	(99)	126	(2)	(54)
	(15)	48	122	80	2	2	37
	61	(47)	(56)	(19)	128	–	(17)
	1,848	1,439	1,189	540	544	478	476
	248	98	89	48	16	–	–
	1,325	1,275	1,136	971	827	654	601
	18.0	14.0	22.2	38.0	24.8	4.6	(8.2)
	0.478	0.406	0.480	0.097	0.148	0.259	0.299

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

The year 2002 brought many developments in terms of corporate governance and accountability in both Canada and the United States. Heightened expectations on the part of investors and the public in general encouraged governments and regulators in both countries to propose and adopt new rules in this sector, and revise and amend ones already in effect.

In Canada, the most important development in the last year was the introduction in Ontario of new legislation marking major changes to the governance and disclosure regime, which should have an impact throughout the country. Meanwhile, the TSX proposed to its listed companies new requirements and guidelines pertaining to corporate governance. Both these new regimes are expected to come into effect in 2003.

In the United States, the *Act to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes* (the "Sarbanes-Oxley Act of 2002") introduced a number of corporate governance requirements that affect participants in U.S. markets, including the Company. The Company is in full compliance with those aspects of the Sarbanes-Oxley Act of 2002 that have come into force. Other aspects of that legislation are not yet in effect, pending the finalization of implementing rules by the Securities and Exchange Commission (the "SEC"). The Corporate Governance Committee will continue to follow the progress of these rules, with a view to recommending to the Board any changes to the Company's governance practices that may be necessary to comply with the act's requirements as they become effective. Meanwhile, the New York Stock Exchange has undertaken a major revision of its policies, which are currently being reviewed by the SEC. It is not yet clear which of the proposed amendments will be applicable to foreign private issuers, including the Company. However, as with the Sarbanes-Oxley Act of 2002, the Corporate Governance Committee will follow the progress of the SEC's review of the proposed amendments with a view to recommending any changes to the Company's governance practices that may be necessary in order to fully comply with any requirements applicable to the Company in a timely manner.

The Company is proud to be at the forefront of best corporate governance and disclosure practices, and its achievements in this domain were recognized in 2002. Although the Company's practices already exceeded what was required under the TSX guidelines and were in line with the legislative developments in the United States, the Company pursued its efforts in 2002 to improve its corporate governance and disclosure practices. Some of the major initiatives of the Company in that area included a complete review of its compliance and disclosure practices, including its code of business conduct and its policy on disclosure. Also, the Company's Chief Executive Officer and Chief Financial Officer certified the Company's quarterly results commencing the third quarter of 2002 and will continue this practice on a quarterly basis. The Company's practices are in line with the new guidelines proposed by the TSX and this report on corporate governance practices is made with reference to these proposed guidelines, although they are not yet in effect.

In 2003, two new nominees will stand for election to the Board to replace directors who will retire. These nominees, in conformity with past Board practices, come from diverse backgrounds and will continue to improve the overall quality of the Board. These new nominations are in line with the Company's objective of renewing its Board's membership, half of which is now composed of members nominated for the first time in the last three years.

It is a pleasure and an honour to serve you as Chair of the Corporate Governance Committee.

Richard Drouin (signed)
Chair
Corporate Governance Committee

CORPORATE GOVERNANCE PRACTICES

The following summarizes the Company's corporate governance practices. Reference is made throughout this report by means of footnote to both the Guidelines of the TSX (the "TSX Guidelines") and the proposed requirements and guidelines of the TSX (the "Proposed Guidelines").

BOARD OF DIRECTORS

Principles, Practices and Responsibilities of the Board

The Board recognizes it is responsible for the stewardship of the business and affairs of the Company and has adopted a set of principles and practices setting out its stewardship responsibilities[1]. Under its mandate, the Board seeks to discharge such responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure, and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Company for the benefit of all shareholders. As part of the strategic planning process, the Board contributes to the development of a strategic direction for the Company by reviewing, on an annual basis, the Company's principal opportunities, the processes that are in place to identify such opportunities and the full range of business risks facing the Company, including strategic, financial, operational, leadership, partnership and reputation risks[2]. On an ongoing basis, the Board also reviews with management how the strategic environment is changing, what key business risks and opportunities are appearing and how they are managed, including the implementation of appropriate systems to manage these risks and opportunities[3]. In addition, each year separate Board sessions are dedicated to discussions of key strategic issues. Throughout the year, the Board holds regular meetings where management is invited to present its recommendations on developments and issues of current relevance related to the Company's products and to respond to questions. The Board receives systematic updates at such meetings as to the Company's lines of business and their respective strategy and performance. The performance of management, including the Company's Chief Executive Officer, is also supervised to ensure that the affairs of the Company are conducted in an ethical manner (See also "Code of Business Conduct" section below). The Board also reviews annually the requirements for critical positions within the organisation and assures itself that, through appropriate training and succession planning, there are individuals who could fill these positions both on an urgent basis or over the longer term[4]. The Board, directly and through its committees, ensures that the Company puts in place, and reviews at least on an annual basis, comprehensive communication policies to address how the Company (i) interacts with analysts, investors, other key stakeholders and the public, and (ii) complies with its continuous and timely disclosure obligations and avoids selective disclosure (See also "Shareholder/Investor Communications and Feedback" section below)[5]. Finally, the Board monitors the integrity of corporate internal control procedures and management information systems to manage such risks and ensure that the value of the underlying asset base is not eroded[6].

[1] TSX Guidelines and Proposed Guidelines No. 1.
[2] TSX Guidelines and Proposed Guidelines No. 1(a)
[3] TSX Guidelines and Proposed Guidelines No. 1(b)
[4] TSX Guidelines and Proposed Guidelines No. 1(c)
[5] TSX Guidelines and Proposed Guidelines No. 1(d)
[6] TSX Guidelines and Proposed Guidelines No. 1(e)

Authority of the Board[7]

The Board discharges its responsibilities both directly and through its committees. The Board has retained specific authority to grant final approval with respect to each of the following matters, in addition to those that require Board approval under applicable law:

a) the strategic direction of the Company, including the three-year plan;
b) material contracts, acquisitions or divestitures of the Company's assets;
c) the annual strategic plan, operating and capital budgets; and
d) the hiring, description of positions and responsibilities (including the definition of the limitations to management's responsibilities), performance evaluation, compensation, the setting of objectives and succession plans for the President and Chief Executive Officer and other senior executives.

The Board from time to time delegates to senior executives the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. According to the Company's policy, investments and other similar expenditures above the specified limits, including major capital projects as well as material transactions outside the ordinary course of business, whether on or off balance sheet, are reviewed by, and subject to, the prior approval of the Board (See also "Board Expectations of Management" section below).

Composition of the Board

The size of the Board is authorized by the articles of the Company to be between three and twenty-one. The Board currently consists of 11 members. The Board believes that such number of directors is large enough to allow the directors to benefit from a wide variety of ideas and viewpoints without compromising the communication among the directors and between the directors and management. The Board periodically examines its size and composition to determine whether it achieves the appropriate balance[8].

The Board has established a number of committees to facilitate the flow of information concerning the Company to the directors, and to monitor the efficiency of management's decisions and the development of management's expertise. These committees report on an ongoing basis to the Board and consult it on major issues and obtain its approval when required. Minutes of the meetings of the committees are also circulated to the Board on a regular basis.

When recruiting new directors, the Board assures itself that the candidates possess personal qualities and traits such as integrity, an informed judgement and a solid track record as well as competencies, such as financial literacy and accounting or related financial experience, which add value to the Company. The Company conducts a comprehensive education and orientation program for new directors, which includes distribution of appropriate information materials, mill visits and orientation sessions with other board members and senior management. Furthermore, a continuing education program intended to broaden or deepen competencies and experience is provided to all Board members[9].

Role of the Chairman[10]

The Chairman of the Board is charged with the responsibility of ensuring the efficient operation of the Board and its committees. As an ex-officio member of each committee of the Board, one of the Chairman's principal duties is to properly evaluate the effectiveness of the committee structure and the quality of management's work that is presented in support of the decision-making process of the Board. Mr. Richard Drouin, O.C., Q.C., is the current Chairman of the Board of the Company (See also "Board Independence" section below).

[7] TSX Guidelines No. 11 and Proposed Guidelines No. 11 and Practice Note No. 1.1
[8] TSX Guidelines and Proposed Guidelines No. 7
[9] TSX Guidelines and Proposed Guidelines No. 6 and Practice Note No. 6.1
[10] TSX Guidelines and Proposed Guidelines No. 12 and Practice Note No. 12.1

Evaluation of the Board[11]

Each year, all directors are required to complete a comprehensive survey of the effectiveness of the Board and its committees. This survey covers the operation of the Board, the Board structure, the committees' effectiveness, the adequacy of information provided to directors, and the effectiveness of the Chairman in managing the meetings and the strategic direction of the Company. This process helps the Board improve the manner in which it discharges its duties and to ensure that it is making a solid contribution to the success of the Company. The results of the questionnaire are divulged to and discussed by both the Corporate Governance Committee and the Board.

On a yearly basis, the performance and contribution of each director are evaluated by the Chairman on a variety of topics, including strategic insight, participation and accountability. This process is intended to provide constructive feedback to directors to help them improve their performance. The results are provided to directors and summaries of the aggregate performance of all directors are discussed at the Corporate Governance Committee.

Board Independence[12]

The Board has reviewed its membership and has determined that 10 of its 11 directors and both director nominees currently are "unrelated" directors. An "unrelated" director is a director who is: (a) not a member of management and is free from any interest and any business, family or other relationship which could be perceived to materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising solely from holdings in the Company, (b) not currently, or has not been within the last three years, an officer, employee of or material service provider to the Company or any of its subsidiaries or affiliates; and (c) not a director (or similarly situated individual), officer, employee or significant shareholder of an entity that has a material business relationship with the Company. John W. Weaver, the President and Chief Executive Officer, is a "related" director because he is an employee of the Company. In determining whether outside directors are unrelated, the Board has considered and discussed the nature and materiality of all relevant relationships between each director and the Company including, without limitation, customer, supplier and service provider relationships. Except for Marlene Davidge, Richard Drouin and David A. Ward, none of the outside directors, other than through their interests as holders of securities of the Company, has any business, family or other relationship with the Company, or is a director (or similarly situated individual), officer, employee or significant shareholder of an entity that has a material business relationship with the Company or any of its subsidiaries or affiliates, either as a customer, supplier, service provider or otherwise. Richard Drouin is counsel to, and Marlene Davidge and David A. Ward are partners of, firms providing legal services to the Company. The Board has assessed that none of these firms are material service providers to the Company or any of its subsidiaries and affiliates.

The Company currently has a Chairman who is not a member of management and who is responsible for ensuring that the Board properly discharges its duties, independently of management (see "Role of the Chairman" section above)[13].

The practice of the Board is now to hold at every Board meeting in camera sessions chaired by the Chairman where management is asked to withdraw from the meeting[14].

The Board, any committee thereof and any individual director may engage, in appropriate circumstances and with the approval of an appropriate committee of the Board, independent external advisors at the expense of the Company to assist them in discharging their responsibilities[15].

No shareholder of the Company has the ability to exercise a majority of the votes for the election of the Board.

[11] TSX Guidelines and Proposed Guidelines No. 5 and Practice Note No. 5.1

[12] TSX Guidelines No. 2 and 3 and Proposed Guidelines Sections 472 and 474(2) and No. 2 and 3 and Practice Notes No. 3.1

[13] TSX Guidelines and Proposed Guidelines No. 12 and Practice Note No. 12.1

[14] TSX Guidelines and Proposed Guidelines No. 12 and Practice Note No. 12.1

[15] TSX Guidelines No. 14 and Proposed Guidelines No. 15

80

Attendance

During the course of 2002, eight regular meetings of the Board have been held. The average attendance level for regular Board meetings for 2002 was 92%. The average attendance level for committee meetings was 95%.

Compensation of Directors

With the exception of Mr. Weaver, the President and Chief Executive Officer of the Company, no director of the Company (including the Chairman of the Board) is a salaried officer or employee of the Company. Mr. Weaver does not receive any additional compensation for his services as a director of the Company. The Chairman of the Board currently receives an annual retainer of $150,000, inclusive of any attendance fees. All other outside directors are paid an annual retainer of $18,000, plus $1,200 per meeting of the Board. Such outside directors also receive a fee of $1,200 per meeting of any committee of the Board and an annual retainer of $3,000 for their services as Chairman of any such committee. US resident directors are paid the same nominal dollar amount but in US-denominated currency.

The directors are reimbursed for their reasonable expenses in connection with all meetings and are provided with insurance coverage in the event of accidental death or dismemberment. All outside directors are eligible for additional fees of $1,200 per meeting, which will be paid in the event directors are required to travel more than three hours by air from their domicile.

Following retirement from the Board, all outside directors who were initially appointed to the Board prior to April 27, 2000 and have served on the Board for five or more years are entitled to receive 50% of the annual retainer in effect during the year of retirement, plus 10% of such annual retainer for each year of service in excess of five, up to a maximum of 100% of the annual retainer. Such compensation is paid for a period of five years following retirement. Directors elected or appointed for the first time on or after April 27, 2000 do not receive such benefit from the Company.

Under the Directors' Share Award Plan of the Company, compensation in the form of common shares of the Company purchased in the market up to an amount of approximately $10,000 may be awarded annually to each outside director ($20,000 in the case of the Chairman) at the discretion of the Board.

Pursuant to the Directors' Stock Option Plan, all outside directors are eligible for an annual grant of stock options in order to increase the equity-based component of their compensation. The amount of such grant is determined by dividing approximately $30,000 by the average of the high and low prices of the Company's common shares for each of the three years preceding the date of the grant.

Outside directors are required to meet stock ownership guidelines of three times their annual retainer (which shall be deemed to include the maximum award under the Directors' Share Award Plan) within five years, in order to further align director and shareholder interests. As of December 31, 2002, the outside directors' average ownership exceeded the guidelines adopted by the Corporate Governance Committee.

Outside directors are also given the option to receive all or a part of their annual retainer, meeting fees and awards under the Directors' Share Award Plan in the form of deferred share units pursuant to a Deferred Share Unit Plan (the "Deferred Plan"). Under the Deferred Plan, the number of units to be credited quarterly to each participating director's account is determined by dividing the amount elected by a director to be received as deferred share units (such amount not exceeding, on a quarterly basis, 25% of the director's annual retainer, meeting fees and awards), by the fair market value of a common share on the crediting date (as determined under the Deferred Plan). After termination of Board service, directors will receive an amount equal to the number of deferred share units credited to their account (including the value of dividends, if any, as if reinvested in additional units) multiplied by the then fair market value of the common shares (as determined under the Deferred Plan). During 2002, 26,159 deferred share units were credited to the respective accounts of the directors who elected to participate in the Deferred Plan for a total of 166,632 units since the implementation of the Deferred Plan in 1998.

OPERATION OF COMPANY'S SYSTEM OF GOVERNANCE[16]

Senior management of the Company is responsible for the design, establishment and maintenance of appropriate disclosure controls and procedures, as well as internal controls and procedures for financial reporting.

Disclosure controls and procedures have been established by the Company to ensure that information required to be disclosed by the Company is properly recorded, processed, summarized and ultimately reported to the Board or its committees, and then to the appropriate regulatory authorities.

The Company has also set up appropriate internal controls and procedures for financial information to ensure that financial statements for external purposes are fairly presented in conformity with generally accepted accounting principles. Pursuant to these internal controls and procedures, processes have been designed to ensure that the Company's transactions are properly authorized, the Company's assets are safeguarded against unauthorized or improper use, and the Company's transactions are properly recorded and reported to permit the preparation of the Company's financial statements in conformity with generally accepted accounting principles.

On a quarterly basis, senior management evaluates the effectiveness of the Company's disclosure controls and procedures and internal controls and procedures for financial reporting, and informs the Corporate Governance Committee and the Audit Committee of its conclusions. Senior management has the responsibility to disclose to the Company's external auditors and to the Audit Committee all significant deficiencies and material weaknesses in the design or operation of these controls and procedures and any fraud, whether or not material, that involves management or other employees who have a significant role in these controls and procedures. The Company's Chief Executive Officer and Chief Financial Officer certify the Company's quarterly financial statements and confirm their conclusions as to the effectiveness of these controls. The external auditors periodically prepare for management a report on internal control weaknesses identified during the course of the auditors' annual audit, which is reviewed by the Audit Committee (See also "Audit Committee – Responsibilities" section below).

COMMITTEES OF THE BOARD

The Board currently has four committees that review in greater depth specific areas of its mandate. In addition to such regular committees, the Board may appoint *ad hoc* committees periodically to address other issues. Each member of the Board generally serves on at least two committees and all members of the committees are unrelated directors[17]. Regular rotations of the directors among the various committees are performed to offer wider exposure to the spectrum of management issues. Committees meet at regular intervals and may, when circumstances so require, hold in camera sessions where management is asked to withdraw from the meeting[18].

The Board, through the Corporate Governance Committee, is responsible for the establishment and functioning of all Board committees, as well as the appointment, compensation and good standing of members serving on such committees. At regularly scheduled meetings of the Board, the directors receive, consider and discuss Board committee reports and review the minutes of these committees' meetings.

The following is a general description of the composition and general duties of each committee. The Corporate Governance Committee reviews the committees' mandates on a yearly basis.

[16] *Proposed Guidelines Section 473(5)*
[17] TSX Guidelines and Proposed Guidelines No. 9
[18] Proposed Guidelines Practice Note No. 9.1

Audit Committee:
Chair: **David A. Ward**
Members: **Marlene Davidge, Gordon C. Gray, Lise Lachapelle, C. Edward Medland**

Composition and Expertise[19]

The Audit Committee is currently composed solely of unrelated directors. It is the intent of the Board to ensure that, going forward, the Audit Committee is composed entirely of unrelated directors who do not, other than in their capacity as members of the Audit Committee, the Board, or any other Board committee, receive, whether directly or indirectly, any consulting, advisory, or other compensatory fees from the Company.

Mandate and Objectives

The Board and the Audit Committee continue to follow legislative developments in Canada and the United States as they pertain to the composition, role and responsibilities of the Audit Committee. In 2002, the Board reviewed the mandate governing the role and responsibilities of the Audit Committee with particular attention given to the assessment of external auditors independence and the provision of non-audit services by the external auditors. The review also ensured that the mandate meets, notably, new legislative requirements and recommendations enacted from time to time in both Canada and the U.S. It is also the Board's intent, upon final enactment of the current set of rules and recommendations under consideration on this matter by the relevant regulatory authorities, to publish the mandate of the Audit Committee on the Company's Web site or in another similar fashion[20].

The objectives of the Audit Committee include the following[21]: (a) to assist the Board in the discharge of its responsibilities to monitor the audit process and the integrity of the Company's financial reporting; (b) to provide independent and direct communication channels between the Board, the committee, the director of internal audit of the Company and the external auditors; (c) to enhance the quality of the Company's financial reporting; (d) to ensure that the external auditors remain ultimately accountable to the Board and the Audit Committee as representatives of the shareholders; (e) to monitor the independence of the external auditors and of the director of internal audit; and (f) to maintain the credibility and objectivity of financial reports and to satisfy itself as to the adequacy of the supporting systems of internal accounting controls.

Responsibilities[22]

In order to achieve such objectives, the Audit Committee meets with management and the external auditors before approving the release of interim financial statements internally prepared. After reviewing the Company's annual financial statements with management and the external auditors, the Audit Committee recommends their approval to the Board.

The Audit Committee oversees the Company's continuing compliance with its obligations relating to the disclosure of financial and related information. The committee also reviews the selection of, and changes in, accounting policies and practices, including from a quality and an acceptability standpoint, the use of any alternative treatments of financial information discussed with management and the ramification of their use and the external auditors' preferred treatment, and satisfies itself as to the effectiveness of the audit plan developed by the Company's external auditors and of the control systems and procedures developed and implemented by the Company's internal audit department. The committee meets regularly with both internal and external auditors, with and without management, to consider the results of their audits (including appropriate internal controls) and to review management's financial stewardship[23].

The Audit Committee may, whenever it may be appropriate to do so, retain and receive advice from experts, and the Company must ensure that funding is available to the committee in respect of such activities[24].

[19] TSX Guidelines No. 13 and Proposed Guidelines Section 474(1)
[20] Proposed Guidelines Section 474(1) and No. 14
[21] TSX Guidelines No. 13 and Proposed Guidelines No. 13 and 14
[22] Proposed Guidelines No. 14 and Practice Note No. 14.1
[23] Proposed Guidelines Practice Note No. 13.2
[24] TSX Guidelines No. 14 and Proposed Guidelines No. 15

At least once a year, the Audit Committee reviews a report from the external auditors attesting to the auditors' independence and, throughout the year, considers whether the auditors are independent by discussing with the auditors the appropriateness of any non-audit work performed or proposed to be performed and whether such non-audit work has or may affect the objectivity or independence of the external auditors. As part of these functions, the Audit Committee reviews and approves estimated audit and non-audit related fees and expenses, including all non-audit services, permitted by securities legislation and stock exchange rules, that are proposed to be provided by the external auditors prior to the commencement of such services.

The committee also recommends to the Board the selection of the Company's external auditors for appointment by the shareholders, is responsible for the evaluation of the external auditors and to ensure that they receive appropriate compensation from the Company, and sets hiring policies for employees or former employees of the external auditors. It is the Audit Committee's responsibility to ensure that the external auditors rotate the lead audit partner responsible for reviewing the Company's audit after 5 years.

Regarding the services provided by the internal audit department of the Company, the Audit Committee discusses with the controller reports of the internal audit department describing its activities, the working relationship between the internal audit department and the external auditors, and between the internal audit department and management, and approves annually the planned scope for the internal audit program, its objectives and the resources required to attain these objectives.

The committee is currently working with management to put in place procedures to receive and handle complaints or concerns received by the Company about accounting or audit matters, including the anonymous submission by employees of concerns respecting accounting or auditing matters[25].

Corporate Governance Committee
Chair: **Richard Drouin**
Members: **Marlene Davidge, Lise Lachapelle, John A. Tory**

The Corporate Governance Committee is responsible for the development, maintenance, and disclosure of the Company's corporate governance practices[26]. The mandate of the committee includes (a) developing criteria governing the size and overall composition of the Board[27]; (b) conducting an annual review of the structure of the Board and its committees, as well as of the mandates of such committees; (c) recommending new nominees for the Board (in consultation with the Chairman and the Chief Executive Officer)[28]; and (d) recommending the compensation of directors[29]. The committee also co-ordinates the annual evaluation of the Board, the committees of the Board and individual directors[30]. All issues identified through this evaluation process are then discussed by the Corporate Governance Committee and are reported to the Board. Finally, it also has the responsibility for annually initiating, jointly with the Human Resources and Compensation Committee, a discussion at the Board level on the performance evaluation and remuneration of the President and Chief Executive Officer[31].

Environmental, Health and Safety Committee
Chair: **Gordon C. Gray**
Members: **Dong Kil Cho, Jean Gaulin, Earl H. Joudrie, David A. Ward**

The mandate of the Environmental, Health and Safety Committee is to review the adequacy of the environmental, health and safety ("EHS") programs and to assess the performance of the Company under such programs. Where appropriate, the committee reports or makes recommendations on significant issues to the Board and management. The committee's responsibilities include: (a) reviewing the Company's EHS policies; (b) approving and monitoring the Company's overall EHS management systems and practices; (c) monitoring the Company's performance in relation to applicable EHS laws; and (d) reviewing outstanding and potential liabilities for EHS matters. The committee also reviews with management all significant environmental incidents and occupational accidents as well as any events of material non-compliance, and it approves the Company's programs for EHS auditing.

[25] Proposed Guidelines Practice Note No. 13.3
[26] TSX Guidelines and Proposed Guidelines No. 10
[27] TSX Guidelines and Proposed Guidelines No. 7
[28] TSX Guidelines and Proposed Guidelines No. 4 and Practice Note No. 4.1
[29] TSX Guidelines and Proposed Guidelines No. 8
[30] TSX Guidelines and Proposed Guidelines No. 5 and Practice Note No. 5.1
[31] Proposed Guidelines No. 8 and No. 11 and Practice Note No. 11.1

84.

Human Resources and Compensation Committee
Chair: **John A. Tory**
Members: **Dong Kil Cho, Jean Gaulin, H. Earl Joudrie, C. Edward Medland**

The Human Resources and Compensation Committee's ("HRC Committee") mandate is to develop an executive compensation strategy to attract and retain senior executives and motivate them to achieve superior results[32]. The HRC Committee oversees all compensation and human resource matters including the administration of the Company's Stock Option Plan. The committee reviews all significant benefit plans applicable to the Company's employees and makes recommendations to the Board, where appropriate. The committee is also responsible for reviewing and approving a general salary structure for senior executives, ensuring it is competitive and aligned with shareholder interests, including making recommendations to the Board for appropriate salaries, bonuses and stock option grants to senior executives. The committee annually reviews management's plans and activities for development of key managerial personnel, including a review with the Chief Executive Officer of the essential elements of short-term and long-term senior executives succession planning. The committee is responsible for annually initiating, jointly with the Corporate Governance Committee, a review at the Board level of the performance and remuneration of the Chief Executive Officer. The HRC Committee also approves the hiring and promoting of senior executives of the Company.

In April 2002, the Board's Pension Committee was dissolved and its responsibilities transferred to the HRC Committee. As such, the HRC Committee is now responsible for, and is better positioned to coordinate, the pension plan structure and governance structure, as well as the overall supervision of the administration and investment of the Company's pension funds in accordance with applicable legislation or as otherwise lawfully delegated. The committee reviews and approves the Company's funding policy, including its investment policies and goals. The committee also reviews and approves the pension master trust fund audit reports and oversees the Company's Pension Investment Committee. Finally, the committee reviews actuarial assumptions and actuarial reports or summaries thereof.

BOARD EXPECTATIONS OF MANAGEMENT[33]

The information which management provides to the Board is critical to the effective functioning of the Board. The directors must have confidence in the data gathering, analysis and reporting functions of management. The Corporate Governance Committee monitors the nature of the information requested by and provided to the Board so that it is able to determine if the Board can be more effective in identifying opportunities and risks for the Company (See also "Authority of the Board" section above).

The Board does not believe that it is appropriate for it to be involved in the daily management and functioning of the Company. It expects that management will be responsible for the effective, efficient and prudent management of the Company subject to the Board's stewardship responsibilities. The Board expects management of the Company to meet the following key objectives:

a) to report to the Board in a complete, accurate and timely fashion, on the business and affairs of the Company generally, and on any individual matter that management considers to be of material or significant consequence for the Company and its shareholders;
b) to take timely action with respect to, and make all appropriate decisions required by the Company's operations in accordance with all applicable legal or other obligations and within the framework of the corporate policies in effect, with a view towards enhancing shareholder value;
c) to conduct a comprehensive annual budgeting process under the guidance of the Board and to monitor closely the Company's financial and operating performance in conjunction with the annual business plan approved by the Board;
d) to review on an ongoing basis, and subject to ultimate Board supervision, the Company's short-term and long-term strategies and their implementation in all key areas of the Company's activities in light of, among other factors, evolving market conditions, technology and governmental regulations; and
e) to implement appropriate policies and procedures to assure a high level of conduct and integrity of the Company's management and employees.

[32] TSX Guidelines No. 11 and Proposed Guidelines No. 8 and No. 11 and Practice Note No. 11.1

[33] Proposed Guidelines Practice Notes No. 1.1

85

CODE OF BUSINESS CONDUCT[34]

The Company is dedicated to the principle of ethical and legal business conduct. It expects all its directors and employees, including management, to comply with all domestic and foreign laws and regulations governing its operations. To that effect, the Board has adopted a code of business conduct for members of the Board and management (the "Code of Conduct"). The Code of Conduct sets out the Board's and the Company's expectations towards these individuals in terms of, notably: honest and ethical conduct, including the handling of conflicts of interest; proper usage of the Company's property; compliance with laws, rules and regulations governing the affairs of the Company, including anti-trust and competition laws, rules and regulations; use and disclosure of confidential information, including insider trading and tipping; proper maintenance of books, records and reports; and true, timely and complete disclosure of important information concerning the Company's activities. All members of the Board and of management must report a violation or possible violation of the Code of Conduct or a contravention of the scope and intent of the Code of Conduct. Members of the Board and of management are ultimately accountable to the Board for their failure to comply with the Code of Conduct and appropriate disciplinary measures will be imposed in the event of failure to comply. The Board has not granted, nor does it intend to grant, any waiver of compliance to any member of the Board or management governed by the Code of Conduct. The Code of Conduct is published on the Company's Web site at the address indicated in "Shareholder/Investor Communications and Feedback" section below. The Company also intends to disclose at this address any subsequent amendment or waiver thereto, as required by applicable securities legislation and stock exchange rules.

Non-management employees of the Company are governed by similar rules and policies as those set out under the Code of Conduct.

SHAREHOLDER/INVESTOR COMMUNICATIONS AND FEEDBACK[35]

The Company's employees, including management and those authorized to speak on its behalf, are expected to comply with the Company's policy on disclosure, in order to ensure that communication to the different stakeholders about the Company and its subsidiaries is timely, factual and accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements. It covers, notably, disclosure in documents filed with securities regulators and written statements made in documents pertaining to the Company's continuous disclosure obligations, information contained on the Company's Web site and other electronic communications, relationships with investors, the media and analysts, and the Company's policy on disclosure and insider trading.

The Company has an Investor Relations Department (the "Department") that is responsible for facilitating two-way communication between senior management and the Company's shareholders and financial analysts. The Department's role is to ensure clear and direct communication of the Company's performance, actions and strategy to all shareholders and to others in the investment community. Information is disseminated through annual and quarterly reports, the annual meeting and frequent investor presentations. Information about the Company, including the Company's most recent annual and interim reports, annual information form, management proxy circular and press releases are also provided on the Company's Web site at www.abitibiconsolidated.com. This Universal Resource Locator (URL) is, and is intended to be, an inactive textual reference only. It is not intended to be an active hyperlink to the Company's Web site. The information on the Company's Web site, which is accessible through this URL's resulting hyperlink, is not, and is not intended to be, part of this Annual Report and is not incorporated by reference. On a regular basis, the Department receives and responds to all shareholders' inquiries in an appropriate, timely and conscientious fashion.

The Department provides feedback from the shareholders to senior management and the Board, where appropriate. The Department regularly encourages shareholders to voice their comments, concerns and suggestions.

[34] Proposed Guidelines Section 474(3)

[35] TSX Guidelines and Proposed Guidelines No.1(d) and Practice Notes No. 1.1

2002 BOARD OF DIRECTORS

Dong Kil Cho
Seoul, South Korea
Chairman, Hansol Group

Mr. Cho joined Hansol Paper in 1986 as Manager, Corporate Planning, eventually becoming Chief Executive Officer from March 2001 to January 2002. He was also named Vice Chairman of Hansol Group in 1997, which led to his current role of Chairman, as of January 2002.

A Korean citizen, Mr. Cho is fluent in Japanese and English. He graduated from Phillips Academy in Andover Massachusetts in 1974 and completed a B.A. in Economics from Yonsei University in Seoul, Korea.

Marlene Davidge
Toronto, Ontario
Partner, Torys LLP

Mrs. Davidge obtained a Bachelors degree from University of Toronto. After obtaining her law degree from Osgoode Hall Law School she joined Torys LLP where she continues her practice today as a partner of the firm and a leading lawyer in mergers and acquisitions, corporate finance and investment funds. She has been a member of her firm's Executive Committee and is currently a member of the Advisory Committee of University College, University of Toronto.

Richard Drouin, O.C., Q.C.
Québec, Québec
Chairman of the Board,
Abitibi-Consolidated Inc.

Mr. Drouin is currently a counsel in the law firm, McCarthy Tétrault LLP. He is also Chairman of the North American Electric Reliability Council (NERC), which oversees the reliability of the Transmission Systems in North America. He was the Chairman and CEO of Hydro-Québec from 1988 to 1996. He currently sits on the board of the following publicly traded companies: American Superconductor Corporation (Boston), nStein Technologies and Stelco. He is a Fellow of the Royal Canadian Geographical Society and Chairman of the Board of Trustees of L'Université Laval. Mr. Drouin is an Officer of the Order of Canada. In 1993, he was awarded an honorary degree from the Université Lumière in Lyon, France. He is an Honorary Consul for Great Britain in Québec.

Jean Gaulin
San Antonio, Texas
Corporate Director

Mr. Gaulin obtained a bachelor degree in chemical engineering and science in 1967 from École Polytechnique (Université de Montréal). Mr. Gaulin retired as Chairman, President and Chief Executive Officer of Ultramar Diamond Shamrock in January 2002 at the conclusion of the merger with Valero Energy Corporation. Mr. Gaulin currently serves on the following boards: Crane Co., National Bank of Canada, Groupe St-Hubert Inc.; Corporation de l'École Polytechnique; International Council of l'École des Hautes Études Commerciales; Board of Trustees and Executive Committee for United Way of San Antonio and Bexar County, and was involved with the Canadian Red Cross and the Hearth Institute of Montréal.

Gordon C. Gray, F.C.A.
Richmond Hill, Ontario
Chairman, Integris Metals Inc.

A chartered accountant who began his career with Price Waterhouse after obtaining a B.Comm. from Queen's University. Former Chairman and President of Royal LePage, where he served in a variety of executive posts for over 30 years. Mr. Gray was Chairman of Rio Algom Ltd. for 12 years until 2000, when he was appointed Chairman of Integris (formerly North American Metals Distribution Inc.) Mr. Gray is Honorary Chairman of Royal LePage Limited and sits on the following boards: McDonald's Corporation and Rio Algom Ltd.

H. Earl Joudrie
Toronto, Ontario
Corporate Director

Over his career, Mr. Joudrie has held a variety of executive positions in a number of resource based corporations, including that of Chief Executive of Dome Canada Limited, Encor, Voyager Petroleums Ltd., Ashland Oil Canada Ltd. and as Senior Vice-President and Group Operating Officer of Ashland Oil Inc. Mr. Joudrie was Chairman of Gulf Canada Resources Ltd. until August 2001 and Chairman of Algoma until January 2002. He currently holds the following directorships: ATCO, Canadian Tire, Zargon Oil and Gas, Carma Consolidated, Trention Steel Works and Conoco Phillips Canada.

Lise Lachapelle
Montréal, Québec
Corporate Director

Mrs. Lachapelle is currently a Corporate Director and a consultant. A native of Montréal, Mrs. Lachapelle holds a Bachelor's degree in Business Administration from the University of Montréal (HEC). She also studied at the University of Western Ontario and the Harvard Business School.

She was President and CEO of the Canadian Pulp and Paper Association from 1994 until January 2002. She is currently a member of the Board of Directors of L'Industrielle Alliance Inc., Russel Metals Inc., BNP-Paribas (Canada) and Le Groupe CFC. Mrs. Lachapelle also serves on the Board of L'École des Hautes Études Commerciales.

C. Edward Medland
Toronto, Ontario
President, Beauwood Investments Inc.

Mr. Medland is currently Chairman of the Board of Cadillac Fairview Corp. He was Chairman and CEO of Wood Gundy Inc. from 1972 to 1988. Mr. Medland is a graduate of the University of Toronto and holds the following directorships: Global Telecom Corp., MCM Split Share Corporation and Premium Income Corp. Mr. Medland is also a former Chairman of the Boards of Investment Dealers' Association of Canada as well as the Ontario Teachers' Pension Plan.

John A. Tory, Q.C.
Toronto, Ontario
President, Thomson Investments Limited

Called to the Bar in 1954 and appointed Queen's Counsel in 1965, Mr. Tory serves as director of The Thomson Corporation, Rogers Communications, and the Canadian Psychiatric Research Foundation.

David A. Ward, Q.C.
Toronto, Ontario
Partner, Davies Ward Phillips & Vineberg LLP

An international taxation lawyer and founding partner of Davies Ward Phillips & Vineberg LLP, a law firm with offices in Toronto, Montréal, New York, Beijing and Paris. Mr. Ward received a Bachelor of Commerce degree from Queen's University and an LL.B. from Osgoode Hall Law School and has practiced in commercial, tax and related fields of law since 1958.

John W. Weaver
Montréal, Québec
President and Chief Executive Officer, Abitibi-Consolidated Inc.

With a PhD from the Institute of Paper Science and Technology and nearly 30 years experience in this industry, Mr. Weaver applies his intricate knowledge to the following industry boards: the American Forest and Paper Association; the Institute of Paper Science and Technology as well as Pan Asia Paper Company. Mr. Weaver also serves as Chairman of The Forest Products Association of Canada.

MANAGEMENT AND CORPORATE OFFICERS

John W. Weaver
President and Chief Executive Officer

Louis-Marie Bouchard
Senior Vice-President,
Woodlands and Sawmills Operations

Alain Grandmont
Senior Vice-President,
Value-Added Paper Operations

Colin Keeler
Senior Vice-President,
North American Newsprint Sales

Paul Planet
Senior Vice-President,
International Newsprint Sales

Pierre Rougeau
Senior Vice-President,
Corporate Development
and Chief Financial Officer

David Schirmer
Senior Vice-President,
Value-Added Paper Sales

Thor Thorsteinson
Senior Vice-President,
North American Newsprint Operations

Bruno Tremblay
Senior Vice-President,
Technology Services

Jacques P. Vachon
Senior Vice-President,
Corporate Affairs and Secretary

Viateur Camiré
Vice-President,
Human Resources

Allen Dea
Vice-President and Treasurer

Jocelyn Pépin
Vice-President
and Corporate Controller

GLOSSARY

Alternative Offset™ – high-brightness uncoated groundwood paper used for direct mail printing, catalogue inserts, technical manuals, financial printing and book printing.

Capacity – budgeted tonnes produced per day multiplied by calendar days.

Coated paper – grades of paper to which a coating is applied, either on the paper machine or a subsequent process.

Communication papers – a term used to describe those paper grades used by printers and publishers in their production of books, magazines, newspapers, etc.

De-inking – a process of re-pulping waste paper to remove inks and other non-fibre contaminants, producing clean fibre suitable for paper manufacturing (DIP).

Directory Papers – lightweight uncoated groundwood papers used for telephone and other directories and catalogues.

Effluent – the liquid waste of industrial processing.

Effluent treatment – primary treatment: a process which removes suspended solids from effluent. Secondary treatment: a process which reduces the biochemical oxygen demand (BOD) and toxicity of effluent.

Equal Offset™ – a very bright, surface-enhanced groundwood offset that delivers "equal" opacity, brightness and caliper with exceptional savings when compared to standard offsets.

Fibre – the structural components of woody plants that are separated from each other during the pulping operation in a pulp mill and reassembled into the form of a sheet during the papermaking process. There are principally two types of fibre:

- ***Virgin fibre:*** wood fibre derived from trees not previously processed into paper;
- ***Recycled fibre:*** fibre derived from old magazines (OMP) and old newsprint (ONP) collected to make and strengthen recycled paper products.

Hectare – 259 hectares equal 1 square mile, 1 hectare = 2.471 acres or .01 square kilometer.

High-brightness papers – uncoated groundwood paper with a brightness level higher than standard newsprint.

I-Joist – engineered wood product (EWP) used mainly as floor joist in wooden construction composed of lumber or composite flanges and an oriented strandboard (OSB) web.

International – refers to any geographical area outside North America when used in reference to our markets.

ISO – administered by the Geneva-based International Organization for Standardization, the ISO document series defines high international standards of quality management systems in manufacturing and distribution.

Limits – leased or owned forest lands (usually described in terms of square miles or hectares), from which the Company procures fibre for its paper mills.

LWC (or light-weighted coated) – clay-coated groundwood paper having a smooth finish and high opacity, used primarily for catalogues, magazines and inserts. A higher-value grade that competes in the same end-use market as SC papers.

MBf – millions of board feet. (1 board foot = 1 square of lumber, 1 inch thick).

Mill net price – transaction price less delivery cost.

MLf – million of linear feet.

MW – a megawatt equals one million watts of electrical power.

MWh – a megawatthour is a time-based unit of electrical consumption calculated in million watts per hour.

Newsprint – a printing paper whose major use is in newspapers. It is made largely from groundwood or mechanical pulp reinforced to varying degrees by chemical pulp.

Operating rate – the ratio of actual days of machine operation to the days available.

Operating efficiency – the ratio of actual saleable tonnes manufactured to the maximum possible tonnes.

Pulp – a fibrous material produced by mechanically or chemically reducing woody plants into their component parts for the production of paper products. Pulp can result from a variety of processes including cooking, refining, grinding or the processing and cleaning of waste paper. Pulp can be either in a wet or dry state. Types of pulp include:

- ***Chemical pulp:*** pulp obtained by cooking wood in solutions of various chemicals. The principal chemical processes are sulphite and sulphate;
- ***CTMP:*** chemi-thermomechanical pulp, being pulp produced from wood chips using heated mechanical and chemical processes to break the bonds between the wood fibres;
- ***Groundwood:*** pulp produced mechanically by grinding logs on a stone;
- ***Kraft pulp:*** pulp produced by a process where the active cooking agent is a mixture of sodium hydroxide and sodium sulphide;
- ***Recycled pulp:*** pulp produced from de-inking old newspapers and old magazines;
- ***Sulphite pulp:*** an acid pulp produced from chips reduced to their component parts by cooking a pressurized vessel using an acidic liquor. Sulphite pulp can be produced using various techniques to increase yield of pulp per tonne of raw fibre, to produce high-yield sulphite pulp (HYS) and very high-yield sulphite pulp;
- ***TMP:*** thermomechanical pulp produced through a chemical-free process involving the mechanical refining of wood chips under high temperature and pressure.

Pulpwood – logs used for making pulp, as opposed to those used for lumber (saw logs).

Rotogravure paper – high smoothness uncoated groundwood paper, typically used for printing of catalogues and magazines.

SC (supercalendered) paper – clay-filled groundwood paper (*ABIcal*™) having a smooth finish and high opacity, used primarily for catalogues, magazines and inserts. SCA is a higher-value grade than SCB, which is higher than SCC.

Soft-nip – a finishing process where the contact area between two rolls on a papermaking machine is used to make the paper smooth and glossy.

Stumpage fee – fee paid for harvested timber from public forests or privately owned forestland.

Sustainable forestry – managing and using the forest to meet the various needs of today's society, while maintaining the productive capacity of natural forest ecosystems and the biodiversity of the forest.

Tonne – 1 metric tonne equals 1,000 kilograms corresponding to 1.1023 short tons (1 short ton equals 2,000 pounds).

Total frequency of accidents – number of accidents involving lost time or modified work multiplied by 200,000 divided by the number of hours worked.

UFS (or uncoated free-sheet) – grades of paper made up of essentially all chemical pulp with no mechanical pulp and without any applied sheet-coating material. It is used for printing and writing purposes.

Uncoated groundwood – a higher value grade of paper which has properties similar to newsprint and is used in printing papers for directories, catalogues, advertising circulars, periodicals, etc.

Value-added papers – quality uncoated paper that is a higher grade than newsprint, but lower than fine paper, in terms of brightness, surface smoothness and opacity. Made largely from groundwood or mechanical pulp and also contains varying proportions of chemical pulp and fillers.

Wood chips – pieces of wood approximately 1" square by 1/8" thick resulting from the cutting of logs in chippers.

HIGH/LOW SHARE PRICE AND TRADING VOLUME

The common shares of Abitibi-Consolidated Inc. are listed on the Toronto Stock Exchange under the stock symbol "A". The common shares are also listed on the New York Stock Exchange under the symbol "ABY". The following information sets forth the high and low reported prices and trading volume of the common shares on both exchanges for the periods indicated.

	TSX(1)			NYSE(2)		
	High ($CDN)	Low ($CDN)	Volume of shares	High ($US)	Low ($US)	Volume of shares
Fiscal 2002						
First Quarter	**15.04**	**11.45**	**124,720,225**	**9.50**	**7.16**	**14,824,100**
Second Quarter	**14.78**	**12.73**	**122,692,746**	**9.41**	**8.19**	**18,027,700**
Third Quarter	**14.40**	**9.77**	**91,460,096**	**9.63**	**6.14**	**15,621,500**
Fourth Quarter	**12.44**	**9.45**	**129,347,346**	**7.99**	**5.92**	**20,045,700**
Fiscal 2001						
First Quarter	13.80	11.41	129,523,049	9.13	7.41	10,595,400
Second Quarter	14.20	11.18	151,708,320	9.21	7.40	11,730,700
Third Quarter	12.40	9.41	70,149,621	8.10	6.15	14,365,200
Fourth Quarter	12.39	9.51	118,651,218	7.88	6.06	14,480,000
Fiscal 2000						
First Quarter	19.95	11.05	89,382,299	13.69	7.75	16,835,100
Second Quarter	17.75	13.60	116,433,189	11.88	9.25	10,502,400
Third Quarter	17.00	13.50	71,406,726	11.44	9.19	7,406,400
Fourth Quarter	14.15	10.60	145,308,085	9.38	7.00	12,831,200

(1) As reported by the Toronto Stock Exchange.
(2) As reported by the New York Stock Exchange.

Forward-looking Statements

The Securities Litigation Reform Act of 1995 provides a "safe harbour" for forward-looking statements so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors which could cause actual results to differ materially from those projected in the statements. This annual report contains forward-looking statements about future operations and expectations of the Company and contains statements of the Company's belief, intentions and expectations about developments, results and events which will or may occur in the future, and are based on certain assumptions and analyses made by the Company derived from its experience and perceptions. However, actual results and developments may vary materially from those described as they are subject to a number of risks and uncertainties, including general economic, market and business conditions, opportunities available to or pursued by the Company, changes in law and other factors, many of which are beyond the control of the Company. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ANNUAL & SPECIAL MEETING

The Annual and Special Meeting of Abitibi-Consolidated Inc. shareholders will be held at Le Salon Windsor, 1170 Peel Street, Montréal, Canada, on Wednesday, April 23, 2003 at 11:00 A.M.

Transfer agents and registrars
Computershare Trust Company of Canada
Halifax, Montréal, Toronto, Winnipeg, Calgary and Vancouver, Canada.

Computershare Trust Company Inc.
(Computershare USA)
New York

Auditors
PriceWaterhouseCoopers LLP

Investor contact
Lorne Gorber
Manager, Investor Relations

Information available upon request:
Abitibi-Consolidated Inc.
Investor Relations
1155 Metcalfe Street, Suite 800
Montréal, Québec
H3B 5H2
CANADA
(514) 394-2317
ir@abitibiconsolidated.com

The Company makes copies of its annual report, annual information form, management proxy circular, interim reports and news releases available via its website, **www.abitibiconsolidated.com**.

Annual information form (Form 40-F)
The Company's Annual Information Form (AIF) is filed with securities regulators in Canada and the United States. Under the Multi-Jurisdictional Disclosure System (MJDS) introduced in 1991, the Company's AIF is filed in its Form 40-F with the U.S. regulatory authority, the Securities and Exchange Commission (SEC), in satisfaction of its annual filing requirement.

Interim reports (Form 6-K)
In 2003, the Company will electronically file each of its interim quarterly reports with regulatory authorities in Canada and with the SEC in the United States in Form 6-K. Quarterly reports, conference calls and quarterly financial statements will be archived at **www.abitibiconsolidated.com**.

Graphic Design: Graphème Branding & Design Photography: Marcello Troche p. 2 to 13, Yves Beaulieu p. 14 to 16 Printing: Bowne

This report is printed on *Equal Offset™* paper, manufactured at Abitibi-Consolidated's Beaupré, Québec division.

This report is printed in Canada on paper that is 100% recyclable.

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